UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QLT Inc.

(Name of Subject Company (issuer))
QLT Inc. (issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Shares, Without Par Value

(Title of Class of Securities)
746927102

(CUSIP Number of Class of Securities)
QLT Inc.
Attention: Robert L. Butchofsky
887 Great Northern Way
Vancouver, British Columbia V5T 4T5
(604) 707-7000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy To:
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
Suite 4405, P.O. Box 247
Toronto, Ontario M5L 1E8
(416) 360-8484
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$104,000,000	$11,128
* Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 13 million outstanding common shares of QLT Inc., without par value, at the maximum tender offer price of US$8.00 per share in cash.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to the issuer tender offer by QLT Inc., a company organized under the laws of the Province of British Columbia, Canada (“QLT” or the “Company”), to purchase up to 13 million of its common shares, without par value, or such lesser number of common shares as are properly tendered and not properly withdrawn. QLT is offering to purchase these shares at a price not less than US$7.00 and not more than US$8.00 per common share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2006 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal, together with the Offer to Purchase and the Circular, which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
     The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(i), is hereby incorporated by reference in response to all the items of this Schedule TO.
Item 1. Summary Term Sheet.
     The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the issuer is QLT Inc. The address and telephone number of its principal executive offices are: QLT Inc., 887 Great Northern Way, Vancouver, British Columbia V5T 4T5, (604) 707-7000.
(b) The subject securities are common shares without par value of QLT. The number of shares of the subject securities outstanding as of July 26, 2006 was 88,152,671.
(c) Information about the trading market and price of the subject securities is incorporated herein by reference from the Circular under “Section 6. Price Range of Shares.”
Item 3. Identity and Background of Filing Person.
(a) The filing person to which this Schedule TO relates is QLT. The address and telephone number of QLT is set forth under Item 2(a) hereto. The information under “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” of the Circular is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) The material terms of the transaction are incorporated by reference herein from the Offer to Purchase and the Circular. There will be no material differences in the rights of security holders as a result of this transaction.
(b) The details regarding any purchases from an officer, director or affiliate of QLT are incorporated by reference herein to the Circular under:
•	“Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares;”

•	“Section 10. Commitments to Acquire Shares;” and

•	“Section 13. Intention to Deposit Shares.”
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
     Information regarding agreements involving QLT’s securities is incorporated herein by reference from the Circular under “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares.” Pursuant to certain of the Company’s benefit plans, certain of the Company’s directors, officers and employees are parties to stock option plans relating to the Company’s common shares. In addition, non-employee directors receive all or a percentage of the equity-based compensation in the form of deferred share units (“DSUs”) under the Directors’ Deferred Share Unit Plan. DSUs are only convertible into cash and their value is based on the price of QLT’s common shares on the Toronto Stock Exchange.

Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Information regarding the purposes of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Summary Term Sheet” and the Circular under “Section 3. Purpose and Effect of the Offer.”
(b) Information regarding the use of common shares to be acquired is incorporated herein by reference from the Circular under “Section 3. Purpose and Effect of the Offer.”
(c) Information about plans or proposals is incorporated herein by reference from the Circular under “Section 3. Purpose and Effect of the Offer,” “Section 4. Outstanding Litigation,” “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares,” “Section 12. Material Changes in the Affairs of the Company,” and “Section 13. Intention to Deposit Shares.”
Item 7. Source and Amount of Funds or Other Consideration.
(a) Information regarding the source of funds is incorporated herein by reference from the Circular under “Section 17. Source of Funds.”
(b) There are no material conditions to the financing of the Tender Offer.
(d) QLT will use available cash on hand to fund the Tender Offer.
Item 8. Interest in Securities of the Subject Company.
(a) The information under “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” of the Circular is incorporated herein by reference.
(b) Based on the records of the Company and information provided to Company by its executive officers, directors and subsidiaries, to the best knowledge of the Company, neither the Company nor any of the Company’s executive officers, directors, associates, subsidiaries, or executive officers or directors of the Company’s subsidiaries have effected any transaction in the common shares of the Company during the 60 days prior to August 3, 2006, except for the following open market transactions (i) 214,100 common shares purchased by the Company on June 14, 2006 at an average price of US$6.81 and (ii) 214,100 common shares purchased by the Company on June 15, 2006 at an average price of US$6.93.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information under the heading “Summary Term Sheet” of the Offer to Purchase and “Section 18. Dealer Managers,” “Section 19. Depositary,” “Section 20. Information Agent” and “Section 21. Fees and Expenses” of the Circular are incorporated herein by reference.
Item 10. Financial Statements.
(a)-(b) Not applicable. The consideration offered consists solely of cash, the Tender Offer is not subject to any financing condition and QLT is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.
Item 11. Additional Information.
(a)(1) The information under “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” of the Circular is incorporated herein by reference.
(a)(2) The information under “Section 16. Legal Matters and Regulatory Approvals” of the Circular is incorporated herein by reference.

(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) Information regarding material pending legal proceedings is incorporated herein by reference from the Offer to Purchase under the heading “Summary Term Sheet” and from the Circular under “Section 4. Outstanding Litigation.”
(b) None.
Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 3, 2006 and the accompanying Issuer Bid Circular.

(a)(1)(ii)	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release announcing commencement of Tender Offer, dated August 3, 2006.

(a)(5)(ii)	“Investor — Frequently Asked Questions” posted August 3, 2006 on the Company’s website at www.qltinc.com.

(a)(5)(iii)	“Employees — Frequently Asked Questions” posted August 3, 2006 on the Company’s internal intranet service accessible exclusively by Company employees.

(b)	None.

(d)(i)	Royalty Adjustment and Stock Option Agreement dated August 10, 1989, between Quadra Logic Technologies Inc. and Dr. David Dolphin (filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 033-31222, filed on November 6, 1989).

(d)(ii)	Form of Employee Stock Option Agreement (filed as an exhibit to the Company’s Annual Report on Form 10-K, filed on March 30, 1993).

(d)(iii)	Amended and Restated Performance Stock Option Plan of Atrix Laboratories, Inc. (filed as an exhibit to the Annual Report on Form 10-K of Atrix Laboratories, Inc., filed on March 24, 1999).

(d)(iv)	Non-Qualified Stock Option Plan of Atrix Laboratories, Inc. (filed as an exhibit to the Annual Report on Form 10-K of Atrix Laboratories, Inc., filed on March 24, 1999).

(d)(v)	QLT 1998 Incentive Stock Option Plan (filed as an exhibit to the Company’s Annual Report on Form 10-K, filed on March 29, 1999).

(d)(vi)	1999 Non-Employee Director Stock Incentive Plan of Atrix Laboratories, Inc. (filed as an exhibit to the Annual Report on Form 10-K of Atrix Laboratories, Inc., filed on March 14, 2000).

(d)(vii)	2000 Stock Option Plan of Atrix Laboratories, Inc. (filed as an exhibit to the Annual Report on Form 10-K of Atrix Laboratories, Inc., filed on March 14, 2001).

(d)(viii)	QLT 2000 Incentive Stock Option Plan (as amended in 2002) (filed as an exhibit to the Company’s Form S-8, filed on September 20, 2002).

(d)(ix)	Amended and Restated Shareholder Rights Plan Agreement, dated April 8, 2005, between QLT Inc. and Computershare Trust Company of Canada (filed as an exhibit to the Company’s Form 8-K, filed on April 13, 2005).

(d)(x)	Amended and Restated Registration Rights Agreement, dated December 17, 2004, among QLT Inc., Elan International Services, Ltd. and Elan Pharmaceutical Investments III, Ltd. (filed as an exhibit to the Company’s Form 10-Q, filed on May 10, 2005) .

(d)(xi)	The Directors’ Deferred Share Unit Plan for Non-Employee Directors of QLT Inc. (filed as an exhibit to the Company’s Form 10-Q, filed on August 9, 2005).

(d)(xii)	Form of Stock Option Agreement for stock option grants to executives (filed as an exhibit to the Company’s Annual Report on Form 10-K, filed on March 15, 2006).

(g)	None.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Cameron R. Nelson

(Signature)

Cameron R. Nelson, Vice President, Finance and Chief Financial Officer

(Name and title)

August 3, 2006

(Date)

Exhibit(a)(1)(i)
      This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.
OFFER TO PURCHASE FOR CASH
up to 13 million of its Common Shares, without par value at a Purchase Price of
Not Less Than US$7.00 and Not More Than US$8.00 per Common Share
        QLT Inc. (“QLT” or the “Company”) invites its shareholders (the “Shareholders”) to deposit, for purchase and cancellation by the Company, common shares without par value of QLT (the “Shares”) pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not less than US$7.00 per Share or more than US$8.00 per Share (“Auction Tenders”), or (ii) purchase price tenders in which depositing Shareholders do not specify a price per Share, but rather agree to have such Shareholder’s Shares purchased at the Purchase Price (as defined below) that is determined as provided herein (“Purchase Price Tenders”). The invitation and all deposits of Shares are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (which together constitute the “Offer”).
      This Offer expires at 5:00 p.m. (Eastern time) on September 8, 2006 or at such later time and date to which the Offer may be extended by QLT (such time on such date, the “Expiration Date”). This Offer is not conditional upon any minimum number of Shares being deposited. The Offer is, however, subject to other conditions and QLT reserves the right, subject to applicable laws, to withdraw the Offer and not take up and pay for any Shares deposited under the Offer if such conditions are not satisfied. See Section 7 of the Offer to Purchase — “Certain Conditions of the Offer”.
      The Company will determine a single price per Share (the “Purchase Price”), which will not be less than US$7.00 per Share or more than US$8.00 per Share, that is the lowest price that enables it to purchase 13 million Shares (or such lesser number of Shares if the Offer is undersubscribed) properly deposited pursuant to the Offer (as defined below) by Purchase Price Tender or by Auction Tender. For the purpose of determining the Purchase Price, Shares deposited pursuant to a Purchase Price Tender will be considered to have been deposited at US$7.00 per Share, the minimum price in the Offer. Shares deposited by a Shareholder pursuant to an Auction Tender will not be purchased by the Company pursuant to the Offer if the price specified by the Shareholder in connection with such Auction Tender is greater than the Purchase Price. A Shareholder who wishes to deposit Shares, but who does not wish to specify a price at which such Shares may be purchased by the Company, should make a Purchase Price Tender. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.
      Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not properly withdrawn such Shares, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration described herein. QLT will first accept for purchase Shares properly deposited by any Shareholder who beneficially holds, as of the Expiration Date, fewer than 100 Shares (an “Odd Lot”) and who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who checks, in either case, Box E — “Odd Lots” in the accompanying Letter of Transmittal or Agent’s Message (as defined herein) in lieu thereof and, if applicable, the Notice of Guaranteed Delivery.
      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction.
(continued on the following page)
The Dealer Managers for the Offer are:

In the United States:	In Canada:
Merrill Lynch & Co.	BMO Capital Markets
August 3, 2006

(continued from cover)
      If the number of Shares properly deposited pursuant to the Offer (as defined below) by Purchase Price Tender or by Auction Tender at a price not greater than the Purchase Price (the “Successfully Deposited Shares”) by Shareholders (the “Successful Shareholders”) exceeds 13 million Shares, then the Successfully Deposited Shares will be purchased first, from all Successful Shareholders who own Odd Lots, second, after purchasing the Shares from the “Odd Lot” holders, from all other Successful Shareholders, on a pro rata basis, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares”, and third, only if necessary to permit the purchase of 13 million Shares, from holders who have tendered Shares subject to the condition that a specified minimum number of the holder’s Shares be purchased if any Shares are purchased in the Offer as described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares” (for which the condition was not initially satisfied) by random lot, to the extent feasible. See Section 3 of the Offer to Purchase — “Number of Shares and Pro-ration”.
      QLT will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and including Shares not purchased because of pro-ration, promptly after the Expiration Date.
      As of July 26, 2006, there were 88,152,671 Shares issued and outstanding and, accordingly, the Offer is for approximately 14.75% of the total number of issued and outstanding Shares.
      The Company’s Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “QLT” and quoted on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “QLTI”. On July 26, 2006, the day before the Offer was announced, the closing price per Share was Cdn$7.61 and US$6.66 on the TSX and NASDAQ, respectively.
      This Offer replaces QLT’s normal course issuer bid, which has been terminated. The normal course issuer bid was due to expire in May 2007. As of June 30, 2006, QLT had purchased approximately 6.3 million Shares at an average price of US$8.15 per Share for an aggregate purchase price of approximately US$51 million under the normal course issuer bid.
      QLT’s Board of Directors has approved the Offer. However, none of QLT, its Board of Directors, Merrill Lynch & Co. or BMO Nesbitt Burns Inc. (“BMO Capital Markets”), the Dealer Managers for the Offer, Georgeson Shareholder Communications Inc., the Information Agent for the Offer, or Computershare Investor Services Inc., the Depositary for the Offer, makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares under the Offer. Shareholders must make their own decisions as to whether to deposit Shares under the Offer. QLT’s Board of Directors believes that the Shares have been trading in price ranges that do not fully reflect the value of the Company’s business and future prospects. Our directors and executive officers have advised the Company that they do not intend to tender shares pursuant to the Offer.
      Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 15 of the Circular — “Income Tax Considerations”. Shareholders should also carefully consider the risks associated with ongoing litigation commenced by TAP Pharmaceuticals, Inc. and certain other parties to which QLT’s wholly-owned United States subsidiary, QLT USA Inc., is subject and ongoing litigation commenced by Massachusetts Eye and Ear Infirmary to which QLT is subject. See Section 4 of the Circular — “Outstanding Litigation”.
      Shareholders wishing to deposit all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 3 of the Offer to Purchase, “Number of Shares and Pro-ration”.
      Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc., our Information Agent, and Merrill Lynch & Co. and BMO Capital Markets, our Dealer Managers, in each case at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase and Circular. You may request additional copies of this Offer to Purchase and Circular and other Offer documents from the Information Agent at the telephone number and address on the back cover of this Offer to Purchase and Circular.

INCORPORATION BY REFERENCE
      The Company is incorporating by reference into this Offer to Purchase and the Circular information it has filed with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Offer to Purchase and the Circular, but is automatically updated and superseded by information in this Offer to Purchase or the Circular. The documents the Company incorporates by reference are:

•	Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 15, 2006.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 9, 2006.

•	Current Reports on Form 8-K, filed with the SEC on April 5, 2006, April 6, 2006, May 8, 2006, May 12, 2006, May 19, 2006, June 13, 2006 and July 27, 2006.

•	Proxy Statement on Schedule 14A, filed with the SEC on April 11, 2006.
      For information regarding where you may obtain copies of information that we file with the SEC, see Section 1 of the Circular — “QLT Inc. — Additional Information”.
      You may request a copy of these filings at no cost, by writing or telephoning the Company at the following address:
QLT Inc.
887 Great Northern Way
Vancouver, British Columbia V5T 4T5
Telephone: (604) 707-7000
INFORMATION FOR UNITED STATES SHAREHOLDERS
      The enforcement by investors of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that the Company is incorporated under the provincial laws of British Columbia and that most of its officers and many of its directors are residents of countries other than the United States. Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that some or all of the experts named in the Offer may be residents of Canada.
      U.S. Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law. See Section 15 of the Circular — “Income Tax Considerations”.
      QLT has filed with the Securities and Exchange Commission (the “SEC”) an Issuer Tender Offer Statement on Schedule TO with respect to the Offer, pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-4(c)(2) promulgated thereunder. See Section 1 of the Circular — “QLT Inc. — Additional Information”.
CURRENCY
      All dollar references in the Offer to Purchase, the Circular and the documents incorporated by reference herein are in United States dollars, except where otherwise indicated. See Section 1 of the Circular — “QLT Inc. — Presentation of Financial Information and Exchange Rate Data”.
* * *
      WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES IN THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT

ii

AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US OR THE DEALER MANAGERS.
* * *
CAUTIONARY STATEMENT FOR FORWARD-LOOKING INFORMATION
      This Offer to Purchase and Circular may contain statements that constitute forward-looking information or statements (“forward-looking statements”), that include, but are not limited to, statements respecting: the trading price of the Shares not fully reflecting the value of the Company’s business and future prospects; the Company continuing to have sufficient financial resources and working capital and the Offer not being expected to preclude the Company from pursuing its foreseeable business opportunities for the future growth of the Company’s business; the market for the Shares of the Company not being materially less liquid than the market that exists at the time of the making of the Offer; future purchases of additional Shares of the Company following expiry of the Offer; the Company’s expectations or predictions as to the outcome of pending patent related litigation against the Company or its subsidiary and the prospect that the Company may from time to time in the future consider various acquisition or divestiture opportunities. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon such forward-looking statements, which speak only as of the date they are made. The words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or the Company’s actual results or performance to differ from the projected events, results or performance contained in such forward-looking statements that include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; the outcome of ongoing patent related litigation against the Company or its subsidiary is uncertain and, if not decided in our favour or if settled, may have a material adverse impact on our financial results variability of quarterly operating results; dependence upon the continued growth and success of the Company’s products; competition; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; the state of Canadian and international capital markets and the extent of supply and demand for the Shares of the Company; and other factors discussed in the Company’s filings with applicable securities regulators. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements.

iii

SUMMARY TERM SHEET
      We are providing this summary term sheet for your convenience. It highlights material information relating to the Offer, but you should understand that it does not describe all of the details of the Offer to the same extent described elsewhere herein. We urge you to read the entire Offer to Purchase, Circular and Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer where you will find a more complete discussion.
WHO IS OFFERING TO PURCHASE MY SHARES?
      QLT Inc., which we refer to as “we,” “us”, the “Company” or “QLT,” is offering to purchase up to 13 million Shares, in the Offer.
WHAT WILL THE PURCHASE PRICE FOR THE SHARES BE AND WHAT WILL BE THE FORM OF PAYMENT?
      We are conducting the Offer through a procedure called a modified “Dutch Auction”. This procedure allows you to select the price within a price range specified by us at which you are willing to sell your Shares. The price range for the Offer is $7.00 to $8.00 per Share. We will select the lowest Purchase Price that will allow us to buy 13 million Shares or, if a lesser number of Shares are properly tendered, all Shares that are properly tendered and not withdrawn. All Shares we purchase will be purchased at the same Purchase Price, even if some of the Shares are tendered below the Purchase Price, but we will not purchase any Shares above the Purchase Price selected by us. If you wish to maximize the chance that your Shares will be purchased, you should check the box beside the caption “A Purchase Price Tender” in Box A — “Type of Tender” in the Letter of Transmittal, indicating that you will accept the Purchase Price selected by us. You should understand that this election will have the same effect as if you selected the minimum price of $7.00 per Share. If your Shares are purchased under the Offer, you will be paid the Purchase Price (subject to applicable withholding taxes, if any) in cash, without interest, promptly following the expiration of the Offer. Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment.
HOW MANY SHARES WILL QLT PURCHASE?
      We will purchase 13 million Shares in the Offer, or such fewer number of Shares as are properly tendered and not withdrawn prior to the expiration date. 13 million Shares represents approximately 14.75% of our outstanding Shares. As of July 26, 2006, there were 88,152,671 Shares issued and outstanding. The Offer is not conditioned on any minimum number of Shares being tendered. See Section 1 of the Offer to Purchase — “The Offer”.
WHAT IS THE EFFECT OF OUTSTANDING LITIGATION ON THIS OFFER?
      Each of QLT and its wholly-owned United States subsidiary, QLT USA Inc. (formerly Atrix Laboratories, Inc.) (“QLT USA”) is subject to patent-related litigation in the United States, as more fully described in QLT’s Form 10-Q for the fiscal quarter ended March 31, 2006, which is incorporated herein by reference.
      (a) TAP/Eligard® Litigation

(i) Litigation in the United States
      In 2003, plaintiffs TAP Pharmaceutical Products, Inc. (“TAP”), Takeda Chemical Industries Ltd. and Wako Pure Chemical Industries, Ltd. filed suit against QLT USA and co-defendant Sanofi-Synthelabo, Inc. in the U.S. federal court in the Northern District of Illinois Eastern Division (Case No. 1:03-CV-7822). TAP and its co-plaintiffs allege that QLT USA and Sanofi-Synthelabo willfully infringed U.S. Patent No. 4,728,721 (the “‘721 Patent”) by the manufacture and sale in the United States of the Eligard® product line and seek injunctive relief, damages, and an award of attorneys’ fees and costs against QLT USA and Sanofi-Synthelabo.

      QLT USA and Sanofi-Synthelabo denied the material allegations of the complaint and asserted a counterclaim for declaratory judgment that the ‘721 Patent is invalid and unenforceable. In December 2005, the case went to trial on liability issues and in January 2006 the District Court entered judgment that the ‘721 Patent was not invalid and not unenforceable. The trial on damages and willfulness was separated from the trial on liability. A trial for the damages and willfulness phase of the case is currently expected to begin on November 29, 2006. An appeal of the trial decision on liability is expected to be heard on September 8, 2006.
      Under the agreement entered into between QLT USA and Sanofi-Synthelabo, QLT USA has provided certain indemnities to Sanofi-Synthelabo and its affiliates, including indemnities covering certain losses relating to infringement of a third party’s proprietary rights.

(ii) Litigation in Germany
      In 2004, plaintiffs Takeda Chemical Industries Ltd., Wako Pure Chemical Industries, Ltd. and Takeda Pharma GmbH filed a complaint in the Regional Court Düsseldorf, Germany, against QLT USA’s European marketing collaborator, MediGene AG (“MediGene”), and its licensee, Yamanouchi Pharma GmbH (now referred to as “Astellas”), alleging that the marketing of Eligard in Germany infringed European Patent 0 202 065 (the “‘065 Patent”). The ‘065 Patent is the European equivalent of the ‘721 Patent. In response, MediGene filed an action in the Federal Patent Court in Munich, Germany, seeking nullification of the ‘065 Patent. In 2005, the German Federal Patent Court ruled that all of the patent claims asserted by the Takeda companies and Wako in their infringement suit are null and void in Germany for lack of novelty and lack of inventive step. Takeda and Wako have appealed that decision. Following the Federal Patent Court’s decision, the Regional Court Düsseldorf stayed the infringement action brought by Takeda and Wako pending the outcome of the appeal.
      Under agreements QLT USA entered into with MediGene and Astellas, QLT USA has agreed to indemnify MediGene and Astellas for certain losses related to, among other things, infringement of a third party’s property rights.
      (b) MEEI Litigation

(i) Litigation relating to the ‘349 Patent
      QLT is a defendant in two lawsuits with Massachusetts Eye and Ear Infirmary (“MEEI”). Both arose from a research collaboration between QLT, MEEI and Massachusetts General Hospital (“MGH”) that took place in the early 1990s. The research related to animal studies using verteporfin (the active pharmaceutical ingredient in Visudyne®) to treat certain ophthalmic conditions including age-related macular degeneration. A patent incorporating results from the research was issued to all three institutions as co-owners (the “‘349 patent”). A dispute developed between QLT and MEEI over the inventorship, ownership and licensing of certain inventions resulting from the research that was described in the ‘349 Patent.
      In April 2000, MEEI sued QLT in the United States District Court (the “Court”) for the District of Massachusetts and made eight state law claims. The Court dismissed all of these claims in 2002 on summary judgment. MEEI appealed to the U.S. Court of Appeals for the First Circuit. The appellate court upheld the Court’s decision on five claims, and remanded three claims (unjust enrichment, unfair trade practices and misappropriation of trade secrets) back to the Court for further proceedings. The Court has set the case for trial in October 2006.

(ii) Litigation relating to the ‘303 Patent
      In addition, MEEI commenced a second lawsuit against QLT and Novartis AG in May 2001 in connection with a second patent (the “‘303 Patent”) from the same patent family as the ‘349 Patent. The patent application that led to the issuance of the ‘303 Patent was filed and prosecuted by attorneys for MEEI without QLT’s knowledge. In contrast to the ‘349 patent, the ‘303 patent named only MEEI researchers as inventors. MEEI’s complaint, filed against QLT and Novartis, alleges that the sale of Visudyne® by QLT and Novartis infringes the ‘303 patent.

      In January 2005, the Court granted partial summary judgment in response to a motion filed by QLT, Novartis and intervener MGH, ordering that the ‘303 patent be corrected to add a QLT scientist as an inventor. Because the Court’s ruling made QLT a co-owner of the patent, the Court dismissed MEEI’s complaint for infringement. MEEI appealed this decision to the Court of Appeals for the Federal Circuit. The appeal was argued in July 2006, but no decision has been issued. The district court stayed proceedings on the issue of whether MGH’s scientists should also be added to the patent as joint inventors pending the outcome of MEEI’s appeal on the QLT inventor. In 1998, MGH granted QLT an exclusive license to its rights in the ‘349 patent family, including the ‘303 patent. Therefore, if at least one QLT or MGH scientist is ultimately found to be an inventor on the ‘303 patent, MEEI’s patent infringement suit would be defeated.
      (c) Effect of the TAP Litigation and MEEI Litigation
      The final outcome of the TAP and MEEI litigation is not presently determinable or estimable and there can be no assurance that the matters will finally be resolved in our favour. If the TAP litigation is not resolved favourably, QLT USA could be found liable for damages. If the MEEI litigation is not resolved favourably, QLT could be liable for damages or injunctive relief. While we cannot estimate the potential damages in the TAP and MEEI litigation, or what level of indemnification by QLT USA, if any, will be required in connection with the TAP litigation under the agreement with Sanofi-Synthelabo, the amount could be substantial, which could have a material adverse impact on our financial condition.
      Alternatively, the TAP and/or MEEI litigation could be resolved favourably or could be settled. If such an outcome was to occur during or after the Expiration Date of this Offer, it could materially affect the market price of our Shares, either positively or negatively, and could increase or decrease the market price to an amount greater or less than the Purchase Price paid under this Offer.
      We will continue to aggressively pursue the TAP and MEEI litigation, and potentially settlement discussions, throughout the term of the Offer. Although we will strictly comply with all disclosure obligations applicable to us, it is possible that positive or negative developments in the litigation or settlement discussions may not mature to the point of disclosure until after the Offer has expired.
      Shareholders are urged to carefully consider the risks associated with tendering, or not tendering, to the Offer in light of the risks associated with the TAP and MEEI litigation.
WHY IS QLT MAKING THE OFFER?
      Our Board of Directors believes that the Shares have been trading in price ranges that do not fully reflect the value of the Company’s business and future prospects, and that, accordingly, the purchase of Shares under the Offer represents an effective use of QLT’s financial resources and is in the best interests of QLT and its Shareholders. See Section 3 of the Circular — “Purpose and Effect of the Offer”.
HOW WILL QLT PAY FOR THE SHARES?
      Assuming we purchase 13 million Shares in the Offer at the maximum specified Purchase Price of $8.00 per Share, $104 million will be required to purchase such Shares. We expect to fund the purchase of Shares under the Offer and the payment of related fees and expenses from available cash on hand. The Offer is not conditioned upon the receipt of financing. See Section 17 of the Circular — “Source of Funds”.
CAN I TENDER PART OF MY SHARES AT DIFFERENT PRICES?
      Yes, you can elect to tender part of your Shares at one price and an additional number of Shares at a second price. However, you cannot tender the same Shares at different prices. If you tender some Shares at one price and other Shares at another price, you must use a separate Letter of Transmittal for each tender. See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”.

CAN I TENDER SHARES SUBJECT TO THE CONDITION THAT A SPECIFIED MINIMUM NUMBER OF SHARES MUST BE PURCHASED?
      Yes, you may tender your Shares subject to that condition by following the procedures described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares”.
HOW LONG DO I HAVE TO TENDER MY SHARES?
      You may tender your Shares until the Offer expires. The Offer will expire on September 8, 2006, at 5:00 p.m., Eastern time, unless we extend it. We may extend the Offer for any reason, subject to applicable laws. See Section 8 of the Offer to Purchase — “Extension and Variation of the Offer”.
CAN THE OFFER BE EXTENDED, VARIED OR TERMINATED?
      We can extend or vary the Offer in our sole discretion. If we extend the Offer, we will delay the acceptance of any Shares that have been tendered. See Section 8 of the Offer to Purchase — “Extension and Variation of the Offer”. We can also terminate the Offer under certain circumstances. See Section 7 of the Offer to Purchase — “Certain Conditions of the Offer”.
HOW WILL I BE NOTIFIED IF QLT EXTENDS THE OFFER?
      We will issue a press release by 9:00 a.m., Eastern time, on the business day after the previously scheduled expiration date if we decide to extend the Offer. See Section 8 of the Offer to Purchase — “Extension and Variation of the Offer”.
WHAT WILL HAPPEN IF I DO NOT TENDER MY SHARES?
      Upon the completion of the Offer, non-tendering Shareholders will realize a proportionate increase in their relative ownership interest in us and thus in our future profits or losses and assets, subject to our right to issue additional Shares and other equity securities in the future, including shares issuable upon conversion of our 3% Convertible Senior Notes due 2023 issued on August 15, 2003. The amount of our future cash assets will be reduced by the amount paid and expenses incurred in connection with this Offer. See Section 1 of the Circular — “QLT Inc.” and Section 3 of the Circular — “Purpose and Effect of the Offer”.
ARE THERE ANY CONDITIONS TO THE OFFER?
      Yes. The Offer is subject to a number of conditions, such as the absence of court and governmental action prohibiting the Offer and of changes in general market conditions or our business that, in our reasonable judgment, make it inadvisable to proceed with the Offer. See Section 7 of the Offer to Purchase — “Certain Conditions of the Offer”.
HOW DO I TENDER MY SHARES?
      To tender your Shares: (i) you must deliver your Share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover page of this Offer to Purchase and Circular; or (ii) the Depositary must receive a confirmation of receipt of your Shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or (iii) you must comply with the guaranteed delivery procedure, prior to 5:00 p.m., Eastern time, on September 8, 2006, or to such later time and date as the Offer may be extended (the “Expiration Date”). If your Shares are held through a broker, dealer, commercial bank or other nominee, you must request such broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. You may also contact the Depositary, Information Agent or the Dealer Managers for assistance. See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares” and the instructions to the related Letter of Transmittal.
HOW DO HOLDERS OF VESTED BUT UNEXERCISED STOCK OPTIONS FOR SHARES PARTICIPATE IN THE OFFER?
      If you hold vested but unexercised stock options and you wish to participate in the Offer, you may exercise such stock options in accordance with the terms of the stock option plan pursuant to which the options were granted and tender the Shares received upon such exercise in accordance with the terms of the

Offer. If you are a holder of vested but unexercised stock options, you should follow the instructions sent to you by the administrator of the stock option plans. An exercise of an option cannot be revoked even if the Shares received upon exercise thereof and tendered to the Offer are not purchased in the Offer for any reason. Holders of stock options that exercise such options and then tender the Shares received on such exercise pursuant to the Offer could suffer adverse tax consequences. Optionholders should seek tax advice from their own tax advisors in this regard.
ONCE I HAVE TENDERED SHARES IN THE OFFER, CAN I WITHDRAW MY TENDER?
      Yes. You may withdraw any Shares you have tendered at any time before the Expiration Date. If we have not taken up the Shares you have tendered to us, you may also withdraw your Shares after 12:00 midnight, Eastern time, on September 29, 2006. See Section 5 of the Offer to Purchase — “Withdrawal Rights”.
HOW DO I WITHDRAW SHARES I PREVIOUSLY TENDERED?
      You must deliver, on a timely basis, a written, telegraphic or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase and Circular. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of these Shares. Some additional requirements apply if the Share certificates to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer. See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”.
HAS QLT OR ITS BOARD OF DIRECTORS ADOPTED A POSITION ON THE TENDER OFFER?
      Our Board of Directors has approved the Offer. However, none of QLT, any member of our Board of Directors, our officers, the Dealer Managers, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which your Shares should be tendered. See Section 3 of the Circular — “Purpose and Effect of the Offer”.
WILL QLT’S DIRECTORS AND EXECUTIVE OFFICERS OR SIGNIFICANT OUTSTANDING SHAREHOLDERS TENDER SHARES IN THE OFFER?
      The directors and officers of QLT and their associates have indicated that they do not intend to tender Shares under the Offer. QLT has contacted the person who has indicated that they beneficially own or exercise control or direction over more than 10% of the outstanding Shares, and they have indicated that they do not intend to tender any Shares under the Offer.
FOLLOWING THE OFFER, WILL QLT CONTINUE AS A PUBLIC COMPANY?
      We do not believe that our purchase of Shares through the Offer will cause our remaining Shares to be delisted from NASDAQ or the TSX or cause us to be eligible for deregistration under the Securities Exchange Act of 1934, as amended. See Section 3 of the Circular — “Purpose and Effect of the Offer” and also Section 7 of the Offer to Purchase — “Certain Conditions of the Offer”.
WHAT IMPACT WILL THE OFFER HAVE ON THE LIQUIDITY OF THE MARKET FOR QLT’S SHARES?
      Our Board of Directors has determined that it is reasonable to conclude that, following completion of the Offer, there will be a market for holders of Shares who do not tender their Shares to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. The Board of Directors has, on a voluntary basis, obtained a liquidity opinion from BMO Capital Markets to the effect that there is a liquid market for the Shares at the time of the making of the Offer and that it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the opinion of BMO Capital Markets is attached hereto as Schedule A. Based on the terms of its engagement as financial advisor to the Company in connection with the Offer, BMO Capital Markets is not independent of the Company within the meaning of OSC Rule 61-501 and

Regulation Q-27 of the Québec Autorité des Marchés Financiers (“AMF Regulation Q-27”). This summary of the opinion of BMO Capital Markets is qualified in its entirety by reference thereto. See Section 3 of the Circular — “Purpose and Effect of the Offer — Liquidity of Market”.
WHAT HAPPENS IF MORE THAN 13 MILLION SHARES ARE TENDERED IN THE OFFER?
      We will purchase Shares:

•	first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the Purchase Price selected by us and do not properly withdraw them before the Expiration Date;

•	second, after purchasing the Shares from the “odd lot” holders, from all other Shareholders who properly tender Shares at or below the Purchase Price selected by us and do not properly withdraw them, on a pro rata basis, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares”; and

•	third, only if necessary to permit us to purchase 13 million Shares, from holders who have tendered Shares subject to the condition that a specified minimum number of the holder’s Shares be purchased if any Shares are purchased in the Offer as described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares” (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, Shareholders whose Shares are conditionally tendered must have tendered all of their Shares. Therefore, all of the Shares that you tender on a conditional basis in the Offer may not be purchased even if they are tendered at or below the Purchase Price. See Section 3 of the Offer to Purchase — “Number of Shares and Pro-ration”.
WHEN WILL QLT PAY FOR THE SHARES I TENDER?
      We will pay the Purchase Price (less applicable withholding taxes, if any) to you in cash, without interest, for the Shares we purchase promptly after the expiration of the Offer. In the event of pro-ration, we do not expect to be able to commence payment for Shares until at least three business days after the Expiration Date. See Section 9 of the Offer to Purchase — “Taking Up and Payment for Deposited Shares”.
WHAT IS THE RECENT MARKET PRICE OF MY QLT SHARES?
      On July 26, 2006, the last trading day before the announcement of the Offer, the last reported sale price of our Shares on the Toronto Stock Exchange was Cdn.$7.61 per Share and on the NASDAQ was $6.66 per Share. You are urged to obtain current market quotations for the Shares before deciding whether and at which Purchase Price or Purchase Prices to tender your Shares. See Section 6 of the Circular — “Price Range of Shares”.
WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?
      If you are a registered shareholder and you tender your Shares directly to the Depositary, you will not incur any brokerage commissions. If you hold Shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”.
WHAT ARE THE INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?
      Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 15 of the Circular — “Income Tax Considerations”. Shareholders should also seek advice from their own tax advisors as to the specific tax consequences to them of a purchase by us of their Shares under the Offer.
WHOM CAN I TALK TO IF I HAVE QUESTIONS?
      For further information regarding the Offer, Shareholders may contact the Information Agent or the Dealer Managers, or consult their own brokers. The addresses and telephone and facsimile numbers of the Information Agent and the Dealer Managers are set forth on the back cover of this Offer to Purchase and Circular.

OFFER TO PURCHASE
To the Holders of the Shares of QLT Inc.

1.	The Offer
      QLT Inc. (“QLT” or the “Company”) hereby invites its shareholders (the “Shareholders”) to deposit, for purchase and cancellation by the Company, common shares (the “Shares”) of the Company pursuant to (i) auction tenders (“Auction Tenders”) at prices of not less than $7.00 per Share or more than $8.00 per Share, as specified by such Shareholders, or (ii) purchase price tenders (“Purchase Price Tenders”), in either case on the terms and subject to the conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (which together constitute the “Offer”).
      The Offer will expire at 5:00 p.m. (Eastern time) on September 8, 2006, or at such later time and date to which the Offer may be extended by QLT (such time on such date, the “Expiration Date”).
      THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS AND QLT RESERVES THE RIGHT, SUBJECT TO APPLICABLE LAWS, TO WITHDRAW THE OFFER AND NOT TAKE UP AND PAY FOR ANY SHARES DEPOSITED UNDER THE OFFER IF THOSE CONDITIONS ARE NOT SATISFIED. SEE SECTION 7 OF THIS OFFER TO PURCHASE — “CERTAIN CONDITIONS OF THE OFFER”.
      Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not withdrawn such Shares, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration described herein.
      QLT will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro-ration, promptly after the Expiration Date.
      None of QLT, its Board of Directors, the Dealer Managers, the Information Agent or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must make their own decisions as to whether to deposit Shares under the Offer. Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 15 of the Circular — “Income Tax Considerations”.
      The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.

2.	Purchase Price
      Promptly following the Expiration Date, QLT will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will not be less than $7.00 per Share or more than $8.00 per Share, that is the lowest price that enables it to purchase 13 million Shares (or such lesser number of Shares if the Offer is undersubscribed) properly deposited pursuant to the Offer by Purchase Price Tender or by Auction Tender. For the purpose of determining the Purchase Price, Shares deposited pursuant to a Purchase Price Tender will be considered to have been deposited at $7.00 per Share. Accordingly, a Shareholder properly depositing Shares under the Offer at $7.00 per Share can reasonably expect that the Shares so deposited will be purchased under the Offer at the Purchase Price (if any Shares are purchased under the Offer), subject to pro-ration as described herein.
      Promptly following determination, the Company will publicly announce the Purchase Price for the Shares, and upon the terms and subject to the conditions of the Offer (including the pro-ration provisions described herein), all Shareholders who have properly deposited and not withdrawn their Shares either pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, net to each Shareholder in cash (but subject to applicable withholding taxes, if any), for all Shares purchased.
      The Purchase Price will be denominated in United States dollars and payments of amounts owing to a depositing Shareholder will be made in United States dollars. All dollar amounts set forth herein are expressed in United States dollars, except where otherwise indicated.

3.	Number of Shares and Pro-ration
      As of July 26, 2006, there were 88,152,671 Shares issued and outstanding and, accordingly, the Offer is for approximately 14.75% of the total number of issued and outstanding Shares.
      If the number of Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 5 of the Offer to Purchase — “Withdrawal Rights”) pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is in the aggregate less than or equal to 13 million, QLT will, upon the terms and subject to the conditions of the Offer, purchase all Shares deposited at the Purchase Price.
      If the number of Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 5 of the Offer to Purchase — “Withdrawal Rights”) pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is in the aggregate greater than 13 million, then such Shares will be purchased in the following order of priority: first, from all holders who make an Odd Lot deposit (as described below); second, after purchase of all the Shares from holders who make an Odd Lot deposit, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares”, all other Shares properly deposited by the Expiration Date (and not withdrawn) pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders, on a pro rata basis (with adjustments to avoid the purchase of fractional shares); and, third, only if necessary to permit the purchase of 13 million Shares, Shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the Expiration Date, will, to the extent feasible, be selected for purchase by random lot in accordance with Section 6 of the Offer to Purchase — “Conditional Tender of Shares”. To be eligible for purchase by random lot, Shareholders whose Shares are conditionally tendered must have tendered all of their Shares.
      For the purposes of the foregoing, an Odd Lot deposit is a deposit by a Shareholder who properly deposits Shares (each, a “Successful Shareholder”), who owns in the aggregate less than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and who, in either case, checks Box E — “Odd Lots” in either the Letter of Transmittal or an Agent’s Message (as defined below) in lieu thereof and, if applicable, the Notice of Guaranteed Delivery. As set forth above, such Odd Lot deposits will be accepted for purchase before any pro-ration. Odd Lot holders therefore have the opportunity to sell their Shares without incurring brokerage commissions or the odd lot discounts that they might otherwise incur if they were to sell their Shares in a transaction on the TSX or NASDAQ.
      As described in Section 15 of the Circular — “Income Tax Considerations”, the number of Shares that QLT will purchase from a Shareholder under the Offer may affect the U.S. federal income tax consequences to that Shareholder and, therefore, may be relevant to a Shareholder’s decision whether or not to deposit Shares. The Letter of Transmittal affords each Shareholder the opportunity to designate the order of priority in which Shares are to be purchased in the event of pro-ration, should a Shareholder decide to do so for U.S. federal income tax reasons. In addition, Shareholders may choose to submit a “conditional tender” under the procedures described in Section 6 of the Offer to Purchaser — “Conditional Tender of Shares” and make the tender subject to a condition that a minimum number of Shares are purchased in order to structure their tender for U.S. federal income tax reasons.

4.	Procedure for Depositing Shares
      Proper Deposit of Shares. To deposit Shares pursuant to the Offer (i) the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date, (ii) the guaranteed delivery procedure described below must be followed, or (iii) such Shares must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary, including an Agent’s Message if the tendering Shareholder has not delivered a Letter of Transmittal). The term “Agent’s Message” means a message, transmitted by Depository Trust Company (“DTC”) to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant.
      In accordance with Instruction 5 in the Letter of Transmittal or the Agent’s Message in lieu thereof (i) each Shareholder desiring to deposit Shares pursuant to the Offer must indicate, in Box A — “Type of Tender” on such Letter of Transmittal, whether the Shareholder is tendering Shares pursuant to an Auction Tender or a Purchase Price Tender, and (ii) each Shareholder desiring to tender Shares pursuant to an Auction Tender must further indicate, in Box B — “Auction Tender Price (in U.S. Dollars) Per Share at Which Shares Are Being Deposited” in such Letter of Transmittal or the Agent’s Message in lieu thereof the price (in increments of $0.10 per Share) at which such Shares are being deposited. Both under (i) and (ii), only one box may be checked. If a Shareholder desires to deposit Shares in separate lots at either a different price and/or a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal or the Agent’s Message in lieu thereof (and, if applicable, a Notice of Guaranteed Delivery) for each lot. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 5 of the Offer to Purchase — “Withdrawal Rights”) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price.
      In addition, Odd Lot holders who deposit all their Shares must complete Box E — “Odd Lots” in the Letter of Transmittal or the Agent’s Message in lieu thereof and, if applicable, the Notice of Guaranteed Delivery in order to qualify for the preferential treatment available to Odd Lot holders as set forth in Section 3 of the Offer to Purchase — “Number of Shares and Pro-ration”.
      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the Share certificate deposited therewith, and payment is to be made directly to such registered holder, or (ii) Shares are deposited for the account of a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program, a member of the Stock Exchanges Medallion Program or a member of the New York Stock Exchange Inc. Medallion Signature Program (each such entity, an “Eligible Institution”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, or banks and trust companies in the United States. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 in the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power signature guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary.

      A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer. Participants in Canada of The Canadian Depository for Securities Limited (“CDS”) and DTC should contact such depository with respect to the deposit of their Shares under the terms of the Offer.
      Book-Entry Transfer Procedures. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC may make book-entry delivery of the Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer.
      Although delivery of the Shares may be effected under the Offer through book-entry transfer into the Depositary’s account at DTC, the Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or (in the case of a book-entry transfer) an Agent’s Message in lieu of the Letter of Transmittal and any other required documents, must, in any case, be transmitted to and received by the Depositary at one or more of its addresses set forth on the last page of this Offer to Purchase on or prior to the Expiration Date in connection with the tender of such Shares. Delivery of documents to DTC does not constitute delivery to the Depositary.
      Method of Delivery. The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Shares are to be sent by mail, registered mail that is properly insured is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Shares will only be made upon actual receipt of such share certificate representing Shares by the Depositary.
      Guaranteed Delivery. If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be deposited if all of the following conditions are met:

(i) such deposit is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery (substantially in the form provided by the Company through the Depositary) is received by the Depositary, at one of its offices listed in the Notice of Guaranteed Delivery, by the Expiration Date; and

(iii) the share certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or Agent’s Message in lieu thereof relating to such Shares, with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by one of the offices of the Depositary, before 5:00 p.m. (Eastern time) on or before the third trading day on the TSX and NASDAQ after the Expiration Date.
      The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to one of the offices of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
      Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares, (ii) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required, and (iii) any other documents required by the Letter of Transmittal.
      The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

      Determination of Validity, Rejection and Notice of Defect. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. QLT reserves the absolute right to reject any deposits of Shares determined by it not to be in proper form or completed in accordance with the instructions herein and in the Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. QLT also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and QLT’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No individual deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as QLT shall determine. None of QLT, Merrill Lynch & Co. and BMO Capital Markets (together, the “Dealer Managers”), the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.
      Under no circumstances will interest be paid by the Company by reason of any delay in making payment to any person, including persons using the guaranteed delivery procedures, including without limitation any delay arising because the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made, until after the date the payment for the deposited Shares accepted for payment pursuant to the Offer is to be made by the Company.
      Formation of Agreement. The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Company, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.
      Prohibition on “Short” Tenders. It is a violation of Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to deposit Shares for a person’s own account unless, at the time of the deposit and at the end of the probation period or period during which Shares are accepted by lot (including any extensions thereof), such person (i) has a “net long position” equal to or greater than the amount of (x) the Shares deposited or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of the Shares deposited and upon acceptance of such person’s deposit, will acquire such Shares for deposit by conversion, exercise or exchange of such other securities and (ii) will deliver or cause such Shares to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Shares to QLT pursuant to any procedures described herein will constitute a representation by such Shareholder that (i) such Shareholder has a “net long position” in the Shares being deposited or equivalent securities at least equal to the Shares deposited within the meaning of Rule 14e-4 and (ii) the deposit of such Shares complies with Rule 14e-4.

5.	Withdrawal Rights
      Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by the Shareholder (i) at any time prior to the Expiration Date, (ii) at any time if the Shares have not been taken up by the Company before actual receipt by the Depositary of an effective notice of withdrawal in respect of such Shares, (iii) at any time if the Shares have been taken up but not paid for by the Company within three business days of being taken up or (iv), subject to any extension of the Expiration Date, after 12:00 midnight (Eastern time) on September 29, 2006 if the Company has not previously taken up such Shares for payment.
      For a withdrawal to be effective, a notice of withdrawal in writing must be actually received by the applicable date specified above by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal in respect of the Shares being withdrawn or, in the case of Shares tendered by a DTC participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message, or be accompanied by evidence sufficient to the Depositary that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares, and (ii) specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates for the Shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”), except in the case of Shares deposited by an Eligible Institution. A withdrawal of Shares deposited pursuant to the Offer may only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of a properly completed and executed notice of withdrawal in writing.
      A Shareholder who wishes to withdraw Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to withdraw such Shares under the Offer. Participants of CDS and DTC should contact such depositary with respect to the withdrawal of Shares under the Offer.
      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Dealer Managers, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.
      Any Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer and withdrawals of tenders of Shares may not be rescinded. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following the procedures described in Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”.
      If the Company extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all deposited Shares. Our reservation is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer. In the event of such retention such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as described in this Section 5.

6.	Conditional Tender of Shares
      Under certain circumstances and subject to the exceptions described above, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 15 of the Circular — “Income Tax Considerations”, the number of shares to be purchased from a particular Shareholder may affect the U.S. federal income tax treatment of the purchase to the Shareholder and the Shareholder’s decision whether to tender.
      The conditional tender alternative is made available for Shareholders seeking to take steps to have Shares sold pursuant to the Offer treated as a sale of such Shares by the Shareholder, rather than the payment of a dividend to the Shareholder, for U.S. federal income tax purposes. Accordingly, a Shareholder may tender shares subject to the condition that a specified minimum number of the Shareholder’s shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any Shares so tendered are purchased. Any Shareholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed

Delivery. It is the tendering Shareholder’s responsibility to calculate the minimum number of Shares that must be purchased from the Shareholder in order for the Shareholder to qualify for sale (rather than dividend) treatment. Each Shareholder is urged to consult with his or her own tax advisor. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result in all cases.
      Any tendering Shareholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of Shares that must be purchased if any are purchased. If the effect of accepting tenders on a pro rata basis would be to reduce the number of Shares to be purchased from any Shareholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery), below the minimum number so specified, the conditional tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All Shares tendered by the Shareholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of pro-ration will be returned promptly after the Expiration Date.
      If conditional tenders that would otherwise be regarded as withdrawn because of pro-ration would cause the total number of Shares to be purchased to fall below 13 million, then, to the extent feasible, the Company will select enough conditional tenders that would otherwise have been withdrawn to permit the Company to purchase 13 million Shares. In selecting among these conditional tenders, the Company will select by random lot and will limit its purchase in each case to the minimum number of Shares designated by the Shareholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery as a condition to his or her tender.

7.	Certain Conditions Of The Offer
      Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or to pay for any Shares deposited, and may terminate or cancel the Offer or may postpone the payment for Shares deposited, if, at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company’s sole judgment, acting reasonably, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a) there shall have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company;

(b) there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Company, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to the Company of the Offer;

(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any decrease in the market price of the Shares by a significant amount (including, without limitation, an amount greater than 10%) since the close of business on July 26, 2006, (vi) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on the Company’s business, operations or prospects or the trading in, or value of, the Shares, or (vii) any decline in any of the S&P/ TSX Composite Index, the Dow Jones Industrial Average or the S&P 500 by an amount in excess of 10%, measured from the close of business on July 26, 2006;

(d) there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole judgment of the Company, acting reasonably, has, have or may have material adverse significance with respect to the Company and its subsidiaries taken as a whole;

(e) any take-over bid or tender or exchange offer with respect to some or all of the securities of QLT, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving QLT or any of its affiliates, other than the Offer, shall have been proposed, announced or made by any individual or entity;

(f) the Company shall have failed to receive an opinion from BMO Capital Markets in a form acceptable to the Company, or other evidence acceptable to the Company, in its sole judgment, acting reasonably, that the Purchase Price does not exceed the fair market value of a Share as of the Expiration Date, determined without reference to the Offer;

(g) the Company shall have concluded, in its sole judgment, acting reasonably, that necessary exemptions under applicable securities legislation in Canada, including exemptions from the proportional take up and valuation requirements, are not available to the Company for the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from or waivers of the appropriate courts or Canadian provincial securities regulatory authorities in respect of the Offer;

(h) any changes shall have occurred or been proposed to the Income Tax Act (Canada) or the Internal Revenue Code (United States) or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency or Internal Revenue Service (“IRS”) that, in the sole judgement of the Company, acting reasonably, is detrimental to QLT or a Shareholder; or

(i) QLT shall have concluded that the purchase of Shares pursuant to the Offer will constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act.

      The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, acting reasonably, regardless of the circumstances giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time prior to the Expiration Date. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section 7 shall be final and binding on all parties.
      Any waiver of a condition or the withdrawal of the Offer by the Company shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary. QLT, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, NASDAQ and the applicable Canadian and U.S. securities regulatory authorities. If the Offer is withdrawn, the Company shall not be obligated to take up, accept for purchase or pay for any Shares deposited under the Offer, and the Depositary will return all certificates for deposited Shares, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.

8.	Extension And Variation Of The Offer
      Subject to applicable law, the Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 7 of this Offer to Purchase shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 12 of this Offer to Purchase — “Notice”. Promptly after giving notice of an extension or variation to the Depositary, the Company will make a public announcement of the extension or variation (such announcement, in the case of an extension, to be issued no later than 9:00 a.m. (Eastern time), on the next business day after the last previously scheduled or announced expiration date) and provide or cause to be provided notice of such extension or variation to the TSX, NASDAQ and the applicable Canadian and U.S. securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.
      Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer), the period during which Shares may be deposited pursuant to the Offer shall not expire before 10 business days after the notice of variation has been given to holders of Shares unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Company in accordance with the terms of the Offer, subject to Section 5 of this Offer to Purchase — “Withdrawal Rights”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Company of its rights in Section 7 of this Offer to Purchase — “Certain Conditions of the Offer”.
      Notwithstanding the foregoing, except as required by applicable Canadian and U.S. securities legislation, the Offer may not be extended by the Company if all the terms and conditions of the Offer have been complied with (except those waived by the Company), unless the Company first takes up and pays for all Shares properly deposited under the Offer and not withdrawn.
      The Company expressly reserves the right, in its sole discretion to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 7 of this Offer to Purchase — “Certain Conditions of the Offer”. The Company also expressly reserves the right, in its sole discretion at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the aggregate number of Shares the Company may purchase or the range of prices it may pay pursuant to the Offer.
      Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service, Canada Newswire.
      If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will extend the time during which the Offer is open to the extent required under applicable Canadian and U.S. securities legislation.

9.	Taking Up and Payment for Deposited Shares
      Upon the terms and provisions of the Offer (including pro-ration) and subject to and in accordance with applicable Canadian and U.S. securities laws, the Company will take up and pay for Shares properly deposited under the Offer in accordance with the terms thereof promptly after the Expiration Date provided that the conditions of the Offer (as the same may be amended) have been satisfied or waived.
      The Company reserves the right, in its sole discretion, to delay taking up or paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in Section 7 of this Offer to Purchase is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary. The Company also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law.
      In the event of pro-ration of Shares deposited pursuant to the Offer, the Company will determine the pro-ration factor and pay for those deposited Shares accepted for payment promptly after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such pro-ration or commence payment on such Shares until at least five business days after the Expiration Date.
      Certificates for all Shares not purchased, including Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price and Shares not purchased due to pro-ration, will be returned (in the case of certificates representing Shares all of which are not purchased), or replaced with new certificates representing the balance of Shares not purchased (in the case of certificates representing Shares of which less than all are purchased), promptly after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.
      The Company will pay for Shares taken up under the Offer by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Company or the Depositary on the Purchase Price of the Shares purchased by the Company, regardless of any delay in making such payment or otherwise.
      Depositing Shareholders will not be obligated to pay brokerage fees or commissions to the Company, the Dealer Managers or the Depositary. However, Shareholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their brokers or other intermediaries in connection with a deposit of Shares pursuant to the Offer. QLT will pay all fees and expenses of the Dealer Managers and the Depositary in connection with the Offer.
      The Depositary will act as agent of persons who have properly deposited Shares in acceptance of the Offer and have not withdrawn them, for the purposes of receiving payment from the Company and transmitting payment to such persons. Receipt by the Depositary from QLT of payment for such Shares will be deemed to constitute receipt of payment by persons depositing Shares.
      The settlement with each Shareholder who has deposited Shares under the Offer will be effected by the Depositary by forwarding a cheque, payable in United States funds, representing the cash payment for such Shareholder’s Shares taken up under the Offer. The cheque will be issued in the name of the person signing the Letter of Transmittal or in the name of such other person as specified by the person signing the Letter of Transmittal by properly completing Box F — “Special Payment Instructions” in such Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the cheque for pick-up by checking Box H — “Hold For Pick-Up” in the Letter of Transmittal, the cheque will be forwarded by first class mail, postage prepaid, to the payee at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the depositing Shareholder as it appears in the registers maintained in respect of the Shares. Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

10.	Payment in the Event of Mail Service Interruption
      Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if the Company determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until the Company has determined that delivery by mail will no longer be delayed. QLT will provide notice, in accordance with Section 12 of this Offer to Purchase, of any determination not to mail under this Section as soon as reasonably practicable after such determination is made.

11.	Liens and Dividends
      Shares acquired pursuant to the Offer shall be acquired by the Company free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend, whether or not such Shareholder deposits Shares pursuant to the Offer.

12.	Notice
      Without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service in Canada or the United States following mailing. In the event of an interruption of mail service following mailing, the Company will use reasonable efforts to disseminate the notice by other means, such as publication. If post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Company or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Post or The Globe and Mail, in a French language daily newspaper of general circulation in Montreal, and The Wall Street Journal.

13.	Other Terms
      No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.
      Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 15 of the Circular — “Income Tax Considerations”.
      The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.
      QLT, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares. The Offer is not being made to, and deposits of Shares will not be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. QLT may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.
      The accompanying Circular, together with this Offer to Purchase, and any material incorporated by reference herein, constitutes the issuer bid circular required under Canadian securities legislation and the tender offer information required to be delivered to securityholders under U.S. securities legislation applicable to QLT with respect to the Offer.
      The accompanying Circular contains additional information relating to the Offer and we urge you to read it and the Letter of Transmittal.

QLT INC.

(Signed) Robert L. Butchofsky
President and Chief Executive Officer
DATED this 3rd day of August, 2006,
at Vancouver, British Columbia.

CIRCULAR
      This Circular is being furnished in connection with the offer by QLT to purchase for cash up to 13 million of its Shares at a Purchase Price of not less than $7.00 per Share and not more than $8.00 per Share. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

1.	QLT Inc.
      QLT is a global biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies. The Company’s research and development efforts are focused on the discovery and development of pharmaceutical products in the fields of ophthalmology and dermatology. In addition, the Company’s subsidiary utilizes its proprietary platform drug delivery system, Atrigel®, to develop new pharmaceutical products. QLT’s principal executive office is located at 887 Great Northern Way, Vancouver, British Columbia, Canada, telephone number 604-707-7000.
      The Company was formed in 1981 under the laws of the Province of British Columbia, Canada. In November 2004, QLT acquired Atrix Laboratories, Inc. (“Atrix”), a Fort Collins, Colorado based biopharmaceutical company focused on advanced drug delivery. The acquisition of Atrix (now QLT’s wholly owned subsidiary, QLT USA) has expanded and diversified QLT’s consolidated portfolio of approved products, products in development or under regulatory review, and proprietary technologies.
      The Company’s first commercial product was in the field of photodynamic therapy (“PDT”), which uses photosensitizers (light activated drugs) in the treatment of disease. The Company’s lead commercial product, Visudyne®, utilizes PDT to treat the eye disease known as wet age related macular degeneration (“wet AMD”), the leading cause of blindness in people over the age of 55 in North America and Europe.
      QLT USA also markets, through commercial partners, the Eligard® line of products for the treatment of prostate cancer, and a line of dermatology products. The Eligard product line includes four different commercial formulations of Atrigel® technology combined with leuprolide acetate for the treatment of prostate cancer.
      QLT and its subsidiaries’ portfolio of dermatology products consists of both proprietary and generic products that are commercialized, under regulatory review, or in various stages of development. The most advanced proprietary dermatology product, Aczonetm, was approved by the FDA in July 2005 but it is not yet marketed. An application has been made to the FDA to remove a restriction currently on the approved label for the product. A decision has not yet been made regarding the commercialization of Aczonetm. The generic dermatology business of QLT USA, which is part of a development and commercialization arrangement with Sandoz, Inc., currently comprises eight approved products, seven of which are currently marketed, two additional ones that are tentatively approved (final approval pending patent expiration of the original compounds) and four products under regulatory review. To further focus the Company’s business on the research and development of proprietary products in its core therapeutic areas, QLT has previously announced that its subsidiary is planning to divest its non-core dermatology assets, including the generic dermatology business and its manufacturing facilities associated with the dermatology business. QLT USA has retained an agent to assist with the sale of the non-core dermatology assets and the agent is currently soliciting expressions of interest from potentially interested parties.
      QLT issued $172,500,000 principal amount of 3% Convertible Senior Notes due 2023 (“Notes”) pursuant to the provisions of an Indenture dated as of August 15, 2003 (“Indenture”). The Notes are convertible into Shares in certain circumstances, including upon notice of the Offer to the holders of the Notes until the day before the Expiration Date. The conversion rate for the Notes is currently 56.1892 common shares per $1,000 principal amount of Notes, representing a conversion price of approximately $17.80. Under the terms of the Indenture, the conversion rate is subject to adjustment in the event that the Purchase Price under the Offer exceeds the average closing market price of Shares for the ten trading days prior to the

Expiration Date of the Offer as determined in accordance with the Indenture. The amount of the increase in the Conversion Rate is dependent on the number of Shares purchased and the amount by which the Purchase Price exceeds the current market price of the Shares at the expiration date.
      In the past the Company has received and in the future it may receive preliminary indications of interest to enter into business combinations or similar transactions that suggest a value per Share greater than the Purchase Price. The Board of Directors has considered and will consider each overture it receives in the proper exercise of its legal duties. The Company is not currently in any negotiations regarding such transactions.
      Additional Information. QLT is subject to the reporting requirements of applicable Canadian provincial securities legislation and the Exchange Act and the rules, policies and guidelines of the TSX and NASDAQ, and in accordance therewith files reports and other information with Canadian provincial securities regulators, the SEC, the TSX and NASDAQ.
      QLT has filed with the SEC an Issuer Tender Offer Statement on Schedule TO with respect to the Offer, pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(c)(2) thereunder. The Offer, which constitutes a part of the Schedule TO, does not contain all of the information set forth in the Schedule TO and its exhibits.
      Shareholders may read and copy any document that QLT files with, or furnishes to, the SEC (including QLT’s Schedule TO relating to the Offer) at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Shareholders may also obtain copies of such documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that QLT files or furnishes electronically with it. Shareholders may access documents filed with Canadian provincial securities regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
      Presentation of Financial Information and Exchange Rate Data. QLT’s consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). To the extent applicable to QLT’s consolidated financial statements, these principles conform in all material respects with generally accepted accounting principles in Canada (“Canadian GAAP”), except as described in note 25 and note 13, respectively, to QLT’s audited consolidated financial statements, which are included in its Annual Report on Form 10-K for fiscal 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
      All dollar references in the Offer to Purchase and the Circular and the documents incorporated by reference herein are in United States dollars, except where otherwise indicated. References to “$” or “US$” are to United States dollars, and references to “Cdn$” are to Canadian dollars. The following table sets forth, for each period indicated, the low and high noon exchange rates for United States dollars expressed in Canadian dollars and, in the case of yearly data, the average of such exchange rates each day during such period, based on the Bank of Canada’s noon exchange rates:

			Yearly Data
Monthly Data
						Average
Month	High($)	Low($)	Year	High($)	Low($)	Rate($)

January 2006	1.1726	1.1439	2005	1.2704	1.1507	1.2116
February 2006	1.1578	1.1380	2004	1.3968	1.1774	1.3015
March 2006	1.1724	1.1322	2003	1.5747	1.2924	1.4015
April 2006	1.1719	1.1203	2002	1.6132	1.5110	1.5704
May 2006	1.1233	1.0990	2001	1.6021	1.4936	1.5484
June 2006	1.1245	1.0990
July (to July 26)	1.1416	1.1061
On July 26, 2006, the Bank of Canada noon exchange rate was $1.00 = Cdn$1.1378.

2.	Authorized Capital
      The authorized capital of the Company consists of 500,000,000 common shares without par value and 5,000,000 first preference shares, without par value, of which, 88,152,671 common shares were issued and outstanding and no first preference shares were issued and outstanding as at July 26, 2006.

3.	Purpose and Effect of the Offer
      The Board of Directors believes that the Shares have been trading in price ranges that do not fully reflect the value of the Company’s business and future prospects, and that, accordingly, the purchase of Shares under the Offer represents an effective use of QLT’s financial resources and is in the best interests of the Company and its Shareholders. All shares purchased under the Offer will be cancelled. In considering whether the Offer would be in the best interests of the Company and its Shareholders, the Board of Directors gave careful consideration to a number of factors, including the following:

(a) that the recent trading price range of the Shares is not considered to be fully reflective of the value of the Company’s business and future prospects, consequently the repurchase of Shares represents an attractive investment and an appropriate and desirable use of available funds;

(b) the advice of the Company’s financial advisors, Merril Lynch & Co., BMO Capital Markets, in respect of the Offer;

(c) after giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and it is not expected that the Offer will preclude QLT from pursuing its foreseeable business opportunities or the future growth of the Company’s business;

(d) the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Company;

(e) the positive impact that the purchase of 13 million Shares could have on the Company’s earnings and cash flow calculated on a per Share basis;

(f) the deposit of Shares under the Offer is optional, the option is available to all Shareholders, and all Shareholders are free to accept or reject the Offer;

(g) the Offer provides Shareholders who are considering the sale of all or a portion of their Shares with the opportunity to determine the price at which they are willing to sell their Shares if such Shares are deposited pursuant to an Auction Tender or the opportunity to deposit their Shares without specifying a price if such Shares are deposited pursuant to a Purchase Price Tender and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash without the usual transaction costs associated with market sales;

(h) Shareholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer will not only avoid the payment of brokerage commissions but also any odd lot discounts, each of which may be applicable on a sale of their Shares in a transaction on the TSX or NASDAQ;

(i) the Offer is not conditional on any minimum number of Shares being deposited;

(j) Shareholders who do not deposit their Shares under the Offer will realize a proportionate increase in their equity interest in the Company to the extent that Shares are purchased by the Company pursuant to the Offer; and

(k) whether it would be reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. See “Liquidity of Market” below.
      Notwithstanding the foregoing considerations, before making any decision to tender or not tender Shares to the Offer, Shareholders should carefully consider the risks associated with our business, including the risks described under the heading “Risk Factors” in our Form 10-K as well as the litigation risk described in our Form 10-K and in the Summary Term Sheet of this Circular under the heading “What is the Effect of Outstanding Litigation on this Offer?” and “Outstanding Litigation”.
      On July 25, 2006 the Board of Directors approved the making of the Offer, the pricing of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.
      Subject to certain exceptions, Canadian provincial securities legislation prohibit the Company and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 35 business days after the Expiration Date or date of termination of the Offer. Subject to applicable law, QLT may in the future purchase additional Shares in the future on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the Company’s business and financial position, the results of the Offer and general economic and market conditions.
      Neither QLT nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing any or all of such Shareholder’s Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Shares and, if so, how many Shares to deposit and, in the case of Auction Tenders, at what price or prices. Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 15 of this Circular — “Income Tax Considerations”.

Liquidity of Market
      QLT is relying on the “liquid market exemption” specified in OSC Rule 61-501 and AMF Regulation Q-27 and discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation applicable to the Offer.
      Accordingly, once the exemptive relief is obtained, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids will generally not be applicable in connection with the Offer or will be waived by such regulatory authorities pursuant to such discretionary exemptive relief orders.
      The Company has determined that there is a liquid market in the Shares because:

(a) there is a published market for the Shares, namely the TSX and NASDAQ;

(b) during the 12-month period before July 26, 2006 (the date the Offer was announced):

(i) the number of issued and outstanding Shares was at all times at least 5,000,000, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradeable;

(ii) the aggregate trading volume of the Shares was at least 1,000,000 Shares on NASDAQ, being the published market on which the Shares are principally traded;

(iii) there was at least 1,000 trades in Shares on NASDAQ; and

(iv) the aggregate trading value based on the price of the trades referred to in clause (iii) was at least Cdn.$15,000,000; and

(c) the market value of the Shares on NASDAQ, as determined in accordance with applicable rules, was at least Cdn.$75,000,000 for June, 2006, being the calendar month preceding the calendar month in which the Offer was announced.

      The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Shares who do not deposit Shares under the Offer and, in doing so, considered the following factors:

(a) the extent by which the trading volume, number of trades and aggregate trading value of the Shares during the 12-month period preceding the announcement of the Offer, the size of the public float of the Shares, and the market value of Shares exceed the minimum “liquid market” requirements specified in both OSC Rule 61-501 and AMF Regulation Q-27;

(b) the number of Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Shares on the TSX, the value of trades on the TSX, and the market value of the Shares in the 12 months preceding the announcement of the Offer; and

(c) the effect of the prior normal course issuer bid by the Company, pursuant to which the Company has purchased Shares since May 2005, on the public float, trading volume of and the number of trades in the Shares on the TSX and NASDAQ, the value of the trades in the Shares on the TSX and NASDAQ and the market value of the Shares.
      The Board of Directors determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.
      Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or have been waived by such regulatory authorities. Despite the fact that the Board of Directors is of the view that both as of the date hereof and following the taking up of Shares pursuant to this Offer there is and will continue to be a liquid market for the Shares and that there is thus no legal requirement to obtain a liquidity opinion, the Company has, on a voluntary basis, obtained a liquidity opinion from one of the Dealer Managers. BMO Capital Markets has provided an opinion to the Board of Directors to the effect that there is a liquid market for the Shares at the time of the making of the Offer and that it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the opinion of BMO Capital Markets is attached hereto as Schedule A. Based on the terms of its engagement as financial advisor to the Company in connection with the Offer, BMO Capital Markets is not independent of the Company within the meaning of OSC Rule 61-501 and AMF Regulation Q-27. This summary of the opinion is qualified in its entirety by reference thereto.
      Additional U.S. Securities Law Considerations. The Shares are registered under Section 12(g) of the Exchange Act and are quoted on NASDAQ. QLT believes that the purchase of Shares pursuant to the Offer will not result in: (i) the Shares becoming eligible for deregistration under Section 12(g) of the Exchange Act or (ii) the Shares being delisted from NASDAQ.
      The Shares are currently “margin securities” under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. QLT believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board’s margin regulations.

4.	Outstanding Litigation
      Each of QLT and its wholly-owned United States subsidiary, QLT USA Inc. (formerly Atrix Laboratories, Inc.) (“QLT USA”) is subject to patent-related litigation in the United States, as more fully described in QLT’s Form 10-Q for the fiscal quarter ended March 31, 2006, which is incorporated herein by reference.
      (a) TAP/Eligard® Litigation

(i) Litigation in the United States
      In 2003, plaintiffs TAP, Takeda Chemical Industries Ltd. and Wako Pure Chemical Industries, Ltd. filed suit against QLT USA and co-defendant Sanofi-Synthelabo, Inc. in the U.S. federal court in the Northern District of Illinois Eastern Division (Case No. 1:03-CV-7822). TAP and its co-plaintiffs allege that QLT USA and Sanofi-Synthelabo willfully infringed the 721 Patent by the manufacture and sale in the United States of the Eligard® product line and seek damages, and an award of attorneys’ fees and costs against QLT USA and Sanofi-Synthelabo.
      QLT USA and Sanofi-Synthelabo denied the material allegations of the complaint and asserted a counterclaim for declaratory judgment that the ‘721 Patent is invalid and unenforceable. In December 2005, the case went to trial on liability issues and in January 2006 the District Court entered judgment that the ‘721 Patent was not invalid and not unenforceable. The trial on damages and willfulness was separated from the trial on liability. A trial for the damages and willfulness phase of the case is currently expected to begin on November 29, 2006. An appeal of the trial decision on liability is expected to be heard on September 8, 2006.
      Under the agreement entered into between QLT USA and Sanofi-Synthelabo, QLT USA has provided certain indemnities to Sanofi-Synthelabo and its affiliates, including indemnities covering certain losses relating to, among other things, infringement of a third party’s proprietary rights.

(ii) Litigation in Germany
      In 2004, plaintiffs Takeda Chemical Industries Ltd., Wako Pure Chemical Industries, Ltd. and Takeda Pharma GmbH filed a complaint in the Regional Court Düsseldorf, Germany, against QLT USA’s European marketing collaborator MediGene and its licensee Astellas, alleging that the marketing of Eligard in Germany infringed European Patent 0 202 065 (the “‘065 Patent”). The ‘065 Patent is the European equivalent of the ‘721 Patent. In response, MediGene filed an action in the Federal Patent Court in Munich, Germany, seeking nullification of the ‘065 Patent. In 2005, the German Federal Patent Court ruled that all of the patent claims asserted by the Takeda companies and Wako in their infringement suit are null and void in Germany for lack of novelty and lack of inventive step. Takeda and Wako have appealed that decision. Following the Federal Patent Court’s decision, the Regional Court Düsseldorf stayed the infringement action brought by Takeda and Wako pending the outcome of the appeal.
      Under agreements QLT USA entered into with MediGene and Astellas, QLT USA has agreed to indemnify MediGene and Astellas for certain losses related to, among other things, infringement of a third party’s property rights.
      (b) MEEI Litigation

(i) Litigation relating to the ‘349 Patent
      QLT is a defendant in two lawsuits with Massachusetts Eye and Ear Infirmary (“MEEI”). Both arose from a research collaboration between QLT, MEEI and Massachusetts General Hospital (“MGH”) that took place in the early 1990s. The research related to animal studies using verteporfin (the active pharmaceutical ingredient in Visudyne®) to treat certain ophthalmic conditions including age-related macular degeneration. A patent incorporating results from the research was issued to all three institutions as co-owners (the “‘349 patent”). A dispute developed between QLT and MEEI over the inventorship, ownership and licensing of certain inventions resulting from the research that was described in the ‘349 Patent.

      In April 2000, MEEI sued QLT in the United States District Court (the “Court”) for the District of Massachusetts and made eight state law claims. The Court dismissed all of these claims in 2002 on summary judgment. MEEI appealed to the U.S. Court of Appeals for the First Circuit. The appellate court upheld the Court’s decision on five claims, and remanded three claims (unjust enrichment, unfair trade practices and misappropriation of trade secrets) back to the Court for further proceedings. The Court has set the case for trial in October 2006.

(ii) Litigation relating to the ‘303 Patent
      In addition, MEEI commenced a second lawsuit against QLT and Novartis AG in May 2001 in connection with a second patent (the “‘303 Patent”) from the same patent family as the ‘349 Patent. The patent application that led to the issuance of the ‘303 Patent was filed and prosecuted by attorneys for MEEI without QLT’s knowledge. In contrast to the ‘349 patent, the ‘303 patent named only MEEI researchers as inventors. MEEI’s complaint, filed against QLT and Novartis, alleges that the sale of Visudyne® by QLT and Novartis infringes the ‘303 patent.
      In January 2005, the Court granted partial summary judgment in response to a motion filed by QLT, Novartis and intervener MGH, ordering that the ‘303 patent be corrected to add a QLT scientist as an inventor. Because the Court’s ruling made QLT a co-owner of the patent, the Court dismissed MEEI’s complaint for infringement. MEEI appealed this decision to the Court of Appeals for the Federal Circuit. The appeal was argued in July 2006, but no decision has been issued. The district court stayed proceedings on the issue of whether MGH’s scientists should also be added to the patent as joint inventors pending the outcome of MEEI’s appeal on the QLT inventor. In 1998, MGH granted QLT an exclusive license to its rights in the ‘349 patent family, including the ‘303 patent. Therefore, if at least one QLT or MGH scientist is ultimately found to be an inventor on the ‘303 patent, MEEI’s patent infringement suit would be defeated.
      (c) Effect of the TAP Litigation and MEEI Litigation
      The final outcome of the TAP and MEEI litigation is not presently determinable or estimable and there can be no assurance that the matters will finally be resolved in our favour. If the TAP litigation is not resolved favourably, QLT USA could be found liable for damages. If the MEEI litigation is not resolved favourably, QLT could be liable for damages or injunctive relief. While we cannot estimate the potential damages in the TAP and MEEI litigation, or what level of indemnification by QLT USA, if any, will be required in connection with the TAP litigation under the agreement with Sanofi-Synthelabo, the amount could be substantial, which could have a material adverse impact on our financial condition.
      Alternatively, the TAP and/or MEEI litigation could be resolved favourably or could be settled. If such an outcome was to occur during or after the Expiration Date of this Offer, it could materially affect the market price of our Shares, either positively or negatively, and could increase or decrease the market price to an amount greater or less than the Purchase Price paid under this Offer.
      We will continue to aggressively pursue the TAP and MEEI litigation, and potentially settlement discussions, throughout the term of the Offer. Although we will strictly comply with all disclosure obligations applicable to us, it is possible that positive or negative developments in the litigation or settlement discussions may not mature to the point of disclosure until after the Offer has expired.
      Shareholders are urged to carefully consider the risks associated with tendering, or not tendering, to the Offer in light of the risks associated with the TAP and MEEI litigation.

5.	Financial Statements
      The audited annual consolidated financial statements of QLT for the year ended December 31, 2005 and the unaudited interim consolidated financial statements of QLT for the three-month period ended March 31, 2006 have previously been mailed to Shareholders. The unaudited financial results of QLT for the six-month period ended June 30, 2006 were announced to the public by way of press release on July 27, 2006 and a copy of that press release is available on the SEDAR web site at www.sedar.com, and on the SEC’s website at www.sec.gov. Upon request, QLT will provide, without charge, to each person who receives the Offer, a copy of QLT’s interim financial statements for the six-month period ended June 30, 2006, as soon as they are available. Please direct requests for copies to the Company at 887 Great Northern Way, Vancouver, British Columbia, Canada, V5T 4T5, Attention: Vice President, Investor Relations and Corporate Communications; telephone (604) 707-7000.

6.	Price Range of Shares
      Trading of Shares on Principal Markets. The Shares are listed on the TSX and NASDAQ under the symbol “QLT” and “QLTI”, respectively.
      The following table sets forth the high and low closing sales prices per Share and the volumes of Shares traded on the TSX and NASDAQ, respectively, as compiled from published financial sources for each month and quarter from June, 2004:

	TSX			NASDAQ

	High	Low
Month	(Cdn.$)	(Cdn.$)	Volume	High($)	Low($)	Volume

June 2004	$31.90	$24.00	13,291,429	$23.46	$17.55	45,527,590
Second Quarter of 2004	40.54	24.00	24,418,892	30.30	17.55	85,384,887
July 2004	26.15	22.58	5,914,170	19.80	17.00	23,576,848
August 2004	22.98	19.40	9,177,682	17.52	14.69	41,827,546
September 2004	21.18	19.16	6,047,931	16.65	14.86	21,450,037
Third Quarter of 2004	26.15	19.16	21,139,783	19.80	14.69	86,854,431
October 2004	22.90	19.43	8,273,800	17.92	15.45	31,391,924
November 2004	20.33	18.22	5,193,009	16.66	15.25	20,433,782
December 2004	19.55	17.96	5,613,044	16.30	14.77	30,954,206
Fourth Quarter of 2004	22.90	17.96	19,079,853	17.92	14.77	82,779,912
January 2005	21.04	19.51	5,183,491	17.19	15.87	21,071,007
February 2005	19.96	17.20	8,035,133	16.07	13.97	26,377,161
March 2005	17.13	15.02	10,386,179	13.86	12.37	23,991,983
First Quarter of 2005	21.04	15.02	23,604,803	17.19	12.37	71,440,151
April 2005	15.50	13.29	12,698,538	12.67	10.57	19,691,570
May 2005	14.60	12.76	7,427,800	11.80	10.25	28,455,670
June 2005	12.95	11.87	6,099,242	10.42	9.47	22,055,396
Second Quarter of 2005	15.50	11.87	26,225,580	12.67	9.47	70,202,636
July 2005	13.55	10.46	9,060,327	11.12	8.53	37,910,240
August 2005	10.94	9.84	5,779,420	8.90	8.12	21,638,859
September 2005	10.61	8.15	4,479,454	8.93	6.96	23,837,024
Third Quarter of 2005	13.55	8.15	19,319,201	11.12	6.96	83,386,123
October 2005	9.20	7.71	3,989,998	7.92	6.61	19,034,094
November 2005	8.72	7.55	17,401,450	7.25	6.50	22,034,029
December 2005	8.10	7.03	6,820,970	7.00	6.05	32,995,338
Fourth Quarter of 2005	9.20	7.03	28,212,418	7.92	6.05	74,063,461
January 2006	7.94	6.84	4,524,014	6.80	6.00	22,533,904
February 2006	8.33	6.84	3,925,684	7.26	5.95	39,755,653
March 2006	8.99	8.33	3,447,214	7.82	7.21	35,726,510

	TSX			NASDAQ

	High	Low
Month	(Cdn.$)	(Cdn.$)	Volume	High($)	Low($)	Volume

First Quarter of 2006	8.99	6.84	11,896,912	7.82	5.95	98,016,067
April 2006	9.37	8.62	2,801,067	8.26	7.49	17,109,614
May 2006	9.22	7.85	3,936,701	8.31	7.14	19,562,896
June 2006	8.15	7.53	2,213,839	7.42	6.77	15,100,637
Second Quarter of 2006	9.37	7.53	8,951,607	8.31	6.77	51,773,147
July 2006 (to July 26)	8.29	7.10	1,734,533	7.22	6.28	10,744,367
      On July 26, 2006, the last full trading day prior to the date of the announcement by QLT of the approval of its Board of Directors of the Offer, the closing price of the Shares on the TSX and NASDAQ was Cdn$7.61 and US$6.66, respectively.
Shareholders are urged to obtain current market quotations for the Shares.

7.	Dividend Policy
      The Company has not declared or paid any dividends on its common shares since inception. The Company does not anticipate paying dividends in the foreseeable future.

8.	Previous Distributions and Purchases of Securities
      Previous Distribution of Shares. During the five years preceding the Offer, the Company has completed the following distributions of Shares:
      Shares Issued in Connection with Certain Transactions. In connection with QLT’s acquisition on November 19, 2004 of Atrix, QLT issued 22.3 million Shares at a price of $19.57 (being the average of the closing price of the Shares for the period two business days before through two business days after June 14, 2004, the announcement date of the acquisition) for aggregate proceeds of $436.1 million.
      In connection with the acquisition of Atrix, on November 19, 2004, QLT assumed an outstanding warrant entitling the holder to purchase up to 1,000,000 Shares at a net exercise price of $3.39 per Share. The warrant was exercised in full into 1,000,000 Shares in January 2005.
      Shares Issued Upon the Exercise of Stock Options. The table below indicates the number of Shares that were issued by the Company during the five fiscal years ended December 31, 2001 to 2005, and from January 1, 2006 up to the date preceding the date of the Offer upon the exercise of stock options.
QLT Shares Issued Pursuant to QLT Stock Option Plans

			Aggregate Proceeds
		Average Exercise	Received
	Number of	Price per	by Company
Fiscal Year	Shares Issued	Share (Cdn.$)	(Cdn.$)

2006 (to July 26)	Nil	Nil	Nil
2005	16,944	13.09	221,862
2004	709,696	26.06	18,492,348
2003	484,274	11.39	5,514,701
2002	416,574	14.11	5,878,512
2001	290,972	15.58	4,533,733

QLT Shares Issued Pursuant to QLT USA (formerly Atrix Laboratories, Inc.) Stock Option Plans Assumed by QLT

		Average Exercise	Aggregate Proceeds
	Number of	Price per	Received by
Fiscal Year	Shares Issued	Share (US$)	Company (US$)

2006 (to July 26)	90,990	6.57	597,755
2005	1,287,565	7.22	9,296,264
2004	136,023	9.14	1,243,150
      Previous Purchases of Shares. On May 5, 2006, the Company announced that the TSX had accepted notice of QLT’s intention to make a normal course issuer bid in the open market through the facilities of the TSX and/or NASDAQ. This is the second year of QLT’s normal course issuer bid which was originally approved by the TSX and announced on May 2, 2005, and amended on December 13, 2005. The notice provided that QLT may, during the period commencing May 10, 2006 and ending May 9, 2007, purchase for cancellation up to a maximum of 8,896,000 common shares without par value, being approximately 10% of the issued and outstanding common shares of QLT as at April 30, 2006, and representing approximately 10% of its public float. QLT previously announced that its Board of Directors approved an aggregate expenditure of up to US$100 million under this two-year share repurchase program which commenced in May 2005. Since May 2005, QLT has purchased approximately 6.3 million common shares at an aggregate purchase price of $51 million and an average price per share of $8.15.
      The normal course issuer bid has been terminated.

9.	Interest of Directors and Officers and Transactions and Arrangements Concerning Shares
      Interest of Directors and Officers. Except as set forth in the Offer, neither the Company nor, to the Company’s knowledge, any of its officers or directors or any of the officers or directors of its subsidiaries, is a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of the Company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Company and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.
      Except as disclosed herein, neither the Company nor, to the Company’s knowledge, any of its officers or directors has current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving the Company, such as a merger, a reorganization, a liquidation, the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries (although the Company from time to time may consider various acquisition or divestiture opportunities), the purchase of a material amount of assets, any plans to change any material term of the employment contract of any executive officer, any material change in its indebtedness, dividend policy or capitalization, any other material change in its business or corporate structure, any material change in its Articles or other actions that could impede the acquisition of control of the Company, any class of equity securities of the Company to be delisted from the TSX or cease to be quoted in NASDAQ, any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act, the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, or any actions similar to any of the foregoing.
      On an ongoing basis the Company meets with qualified individuals whose skills or experience may be an asset to the Company and who are interested in becoming directors. The Company currently has a search committee of the Board of Directors that is in the process of actively recruiting one or more new directors. The composition of the Board of Directors (including the number of directors) may change as a result of new directors being added and/or existing directors resigning. The Company is also recruiting for a senior scientific position. Other than as a result of the efforts of the search committee to recruit new directors and efforts to recruit a senior scientific position, neither the Company, nor, to the Company’s knowledge, any of its officers or directors has current plans or proposals relating to a material change in its present Board of Directors or management.
      In addition, Shareholders should carefully consider the risk associated with the ongoing litigation to which the Company and QLT USA are subject, and the effect, if any, of a final decision in respect of, or the settlement of, that litigation. See “What is the Effect of Outstanding Litigation on this Offer” in the Summary Term Sheet to this Circular and “Outstanding Litigation”.
      Ownership of the Shares of the Company. To the knowledge of the Company, after reasonable inquiry, the following table indicates, as at July 26, 2006 except as otherwise indicated, the number of securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and officer of the Company and their respective associates. The following table does not include Director Deferred Share Units (or DSU’s) granted to the Company’s non-employee directors in each of 2005 and 2006 pursuant to the Director Deferred Share Unit Plan, because the DSU’s are not convertible into common shares or other forms of equity of the Company. Details of the DSU’s granted to the non-employee directors of the company, and the terms of the Director Deferred Share Unit Plan, are set out in the Company’s information circular dated April 10, 2006 for the Company’s annual general meeting. The Company has contacted each person or company who beneficially owns or exercises control or direction over more than 10% of any class of equity securities of the Company, and each associate or affiliate or person or company acting jointly or in concert with the Company regarding their intention with respect to this Offer, and they indicated they do not intend to tender any Shares under the Offer.

				% of
				Outstanding	No. of
			% of	Shares	Options to	% of
	Relationship with	No. of	Outstanding	After	Acquire	Outstanding
Name Directors(1)	Company	Shares(2)	Shares	Offer(3)	Shares(4)	Options(5)

Butchofsky, Robert L.	President, Chief Executive Officer and Director	25,000	.02836	0.03327	562,125	7.02173
Clarke, C. Boyd	Chairman and Director	3,000	.00340	0.00399	20,500	0.25607
Crossgrove, Peter A.	Director	2,000	.00227	0.00266	20,500	0.25607
Henriksen, Ronald D.	Director	6,000	.00681	0.00798	20,500	0.25607
Levy, Julia G.	Executive Chairman, Scientific Advisory Board and Director	479,780	.54426	0.63841	59,625	0.74480
Massey, Ian J.	Director	0	0	0.00000	0	0.00000
Mendelson, Alan C.	Director	4,000	.00454	0.00532	38,500	0.48092
Scott, E. Duff	Director	30,000	.03403	0.03992	30,500	0.38099
Vietor, Richard R.	Director	448	.00051	0.00060	81,162	1.01383
Wood, L. Jack	Director	3,500	.00397	0.00466	20,500	0.25607
Executive Officers
Duncan, Michael R.	President, QLT USA, Inc.	955	.00108	0.00127	319,244	3.98780
Curaudeau, Alain H.	Senior Vice President, Portfolio and Project Management	0	0	0.00000	180,250	2.25157
Nelson, Cameron R.	Vice President, Finance and Chief Financial Officer	4,000	.00454	0.00532	183,500	2.29217
O’Callaghan, Peter J.	Senior Vice President, Corporate Development and General Counsel	0	0	0.00000	300,000	3.74742
Hayes, Therese	Vice President, Corporate Communications and Investor Relations	400	.00045	0.00053	125,000	1.56142
Lupini, Linda M.	Senior Vice President, Human Resources and Organizational Development	500	.00057	0.00067	158,941	1.98539
Lussow, Alexander R.	Vice President, Business Development	0	0	0.00000	70,000	0.87440
Wattier, Daniel J.	Vice President, Marketing and Sales Planning	0	0	0.00000	96,389	1.20403
Senior Officers
Grove, Janet P.	Vice President, Corporate Counsel	30	.00003	0.00004	137,333	1.71548
Kaufman-Shaw, Jennifer	Vice President, Patent Counsel	0	0	0.00000	48,000	0.59959
Strong, Andrew	Vice President, Ocular Strategy	100	.00011	0.00013	27,500	0.34351
Holders of Over 10%
Mackenzie Financial Corporation	Holds in excess of 10% of the Shares	9,335,286	10.58991	12.42176	0	0.00000

(1)	The business address of each director and officer above is c/o QLT Inc., 887 Great Northern Way, Vancouver, British Columbia, Canada, V5T 4T5. According to public filings, the business address of Mackenzie Financial Corporation is 150 Bloor Street West, Suite 400, Toronto, Ontario, Canada, M5S 3B5.

(2)	Does not include Deferred Share Units, which are issued pursuant to QLT’s Directors’ Deferred Share Unit Plan and disclosed in QLT’s information circular dated April 10, 2006 (the “Information Circular”).

(3)	Assuming the maximum number of shares are purchased under the Offer and no option or Notes are exercised prior to the completion of the Offer.

(4)	Includes both vested and unvested Options. The numbers of options set out in the above table differ from those provided in QLT’s Information Circular due to the fact that the Information Circular is required to provide disclosure of those options that were vested as of May 30, 2006 and the disclosure set out above includes both those vested options and all unvested options.

(5)	Based upon options issued and outstanding as of July 26, 2006 to purchase 8,005,511 common shares of QLT.
      As of July 26, 2006, all directors and senior officers of QLT as a group beneficially owned or exercised control or direction over an aggregate of 559,713 Shares or approximately 0.63% of the outstanding Shares. To the knowledge of the directors and officers of the Company and based on publicly available information, the only shareholder that currently holds greater than 10% of the Shares is Mackenzie Financial Corporation, which holds 9,335,286 Shares, representing approximately 10.6% of the outstanding Shares.

10.	Commitments to Acquire Shares
      QLT has no commitments to purchase Shares, other than pursuant to the Offer. To the knowledge of the Company, after reasonable inquiry, no person or company named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares — Ownership of the Shares of the Company” has any commitment to acquire Shares.

11.	Benefits from the Offer
      No person or company named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares — Ownership of the Shares of the Company” will receive any direct or indirect benefit from accepting or refusing to accept the Offer.

12.	Material Changes in the Affairs of the Company
      The directors and officers of the Company are not aware of any plans or proposals for material changes in the affairs of the Company, or of any material changes that have occurred since May 9, 2006, the date of the most recent interim consolidated financial statements of the Company, except: (i) as described or referred to in the Offer; (ii) the material change report dated June 14, 2006 announcing the appointment of Dr. Ian John Massey to the Company’s Board of Directors; (iii) the material change report dated May 18, 2006 announcing that the Company will delay the initiation of its Phase IIa Atrigel/octreotide program in acromegaly patients; (iv) the material change report dated May 8, 2006 announcing that the TSX approved the second year of the Company’s two-year share repurchase program; and (v) the material change report dated July 27, 2006 announcing the Company’s financial results for the second quarter of 2006 and providing further financial information for 2006.
      Notwithstanding the foregoing, developments in, or any settlement of, outstanding litigation to which the Company or QLT USA is subject may constitute a material change in the affairs of QLT. Shareholders are urged to carefully consider the effect of such litigation on the Offer. See “What is the Effect of Outstanding Litigation on This Offer” in the Summary Term Sheet to this Circular and “Outstanding Litigation”.

13.	Intention to Deposit Shares
      To the knowledge of management of the Company after reasonable inquiry, no person named in the table under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” intends to deposit Shares under the Offer.

14.	Prior Valuations
      To the knowledge of the directors and officers of QLT, no independent third party valuations regarding the Company or its material assets have been prepared within the two years preceding the date hereof.

15.	Income Tax Considerations
      The summary in this Section 15 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Due to the general nature of this summary, the income tax consequences described below may not apply to certain taxpayers, such as financial institutions, who may have their own unique income tax concerns. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

Certain Canadian Federal Income Tax Considerations
      The Company has been advised by Blake, Cassels & Graydon LLP that the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a sale of Shares pursuant to the Offer by a Shareholder who holds such Shares as capital property, is not affiliated with the Company and deals at arm’s length with the Company, all within the meaning of the Tax Act. Shares will be considered to be capital property to a Shareholder provided that the Shareholder does not hold the Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them as an adventure in the nature of trade. Certain Shareholders, including financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, are generally precluded from treating Shares as capital property. Certain Shareholders whose Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares and every “Canadian security” as defined in the Tax Act, owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary is not applicable to a Shareholder which is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules. This summary is also not applicable to a Shareholder who is an individual and who acquired Shares as a result of the exercise of stock options granted because of such Shareholder’s employment with the Company. Such Shareholders should consult their own tax advisors.
      This summary is not applicable to Shareholders that are “specified financial institutions” or “restricted financial institutions” for the purposes of the Tax Act and such Shareholders should consult their own tax advisors with respect to their particular circumstances and should refer to all the terms of the Offer and all the information in this Circular.
      This summary is based on the provisions of the Tax Act as of the date hereof, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.
      This summary assumes that at all relevant times the Shares will be listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX).

Residents of Canada
      This part of the summary applies to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act and any relevant treaty or convention.
      Shareholders Resident in Canada. Generally, Shareholders resident in Canada who sell Shares to the Company pursuant to the Offer will (subject to the potential application of subsection 55(2) of the Tax Act to corporate Shareholders) be deemed to receive a taxable dividend (on a separate class of Shares comprising the Shares so sold by all Shareholders) equal to the excess, if any, of the amount paid by the Company for the Shares over their paid-up capital for income tax purposes. However, the Company estimates (based on the current expected Canadian-US dollar exchange rate on the Expiration Date) that on the Expiration Date the paid-up capital per Share will be greater than the Purchase Price paid by the Company for each Share. The discussion that follows assumes the paid-up capital per share exceeds the Purchase Price and accordingly no deemed dividend arises on the purchase of the Shares by the Company.
      Shareholders who sell their Shares to the Company pursuant to the Offer will also be considered to have disposed of their Shares for proceeds of disposition equal to the Purchase Price paid by the Company. The Shareholder will realize a capital loss (gain) on disposition of the Shares equal to the amount by which the Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to the Company pursuant to the Offer. Under the Tax Act, one-half of any capital loss (gain) realized by a Shareholder represents an allowable capital loss (taxable capital gain). A taxable capital gain must be included in the Shareholder’s income. Allowable capital losses may be deducted only against taxable capital gains in the year in which such allowable capital losses are realized subject to and in accordance with the provisions of the Tax Act. Any remaining allowable capital losses may generally be applied to reduce taxable capital gains realized by the Shareholder in the three preceding and in all subsequent tax years in accordance with the provisions of the Tax Act in that regard.
      An individual Shareholder (other than a trust) who has realized a capital loss on the sale of Shares pursuant to the Offer could have all or a portion of that loss denied under the “superficial loss” rules of the Tax Act. This would happen if the individual Shareholder or a person affiliated with the Shareholder has acquired additional Shares in a period beginning 30 days before the sale of Shares pursuant to the Offer and ending 30 days after the sale of Shares pursuant to the Offer and such additional Shares are owned by such Shareholder or person affiliated with such Shareholder at the end of such period. If these rules apply, all or a portion of the loss realized is deemed to be nil and the amount of the loss denied is added to the cost of the additional Shares purchased. Trusts are subject to similar loss denial rules in such circumstances. The loss denied to a trust may only be utilized as allowed under the Tax Act. Shareholders are urged to consult with their own tax advisors with respect to the “superficial loss” rules.
      If the Shareholder is a trust under which a corporation is a beneficiary, the amount of any such capital loss otherwise determined will be reduced by the amount of dividends or deemed dividends received on the Shares to the extent and under the circumstances prescribed by the Tax Act. Similar rules will apply where a partnership or a trust is a beneficiary of a trust or such a trust is a member of a partnership that disposes of Shares pursuant to the Offer.
      Individual Shareholders (including certain trusts) who realize a capital gain as a result of a sale of Shares under the Offer should consult their own tax advisors with respect to the “alternative minimum tax” rules set out in the Tax Act.
      For purposes of the Tax Act, a Shareholder’s adjusted cost base and proceeds of disposition must be converted into Canadian dollars based upon the United States-Canadian dollar exchange rate applicable to the effective date of the related acquisition or disposition, as the case may be.
      A corporate Shareholder that has realized a capital loss on the sale of Shares pursuant to the Offer could have all or a portion of that loss denied under the Tax Act. This would happen if the corporate Shareholder or a person affiliated with the Shareholder has acquired additional Shares in a period beginning 30 days before the sale of Shares pursuant to the Offer and ending 30 days after the sale of Shares pursuant to the Offer and such additional Shares are owned by such Shareholder or person affiliated with such Shareholder at the end of such period. If these rules apply, all or a portion of the loss realized is deemed to be nil and the amount of the loss denied may only be utilized as allowed under the Tax Act.
      A Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Non-Canadian Holders
      This portion of the summary applies to a Shareholder who, for purposes of the Tax Act or any applicable convention or tax treaty, is not resident or deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, such Shares in connection with carrying on a business in Canada, has not, either alone or in combination with persons with whom the Shareholder does not deal at arm’s length, owned or had an interest in 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within 60 months preceding the sale of the Shares under the Offer, in the case of a Shareholder who has ceased to be resident in Canada, has not elected under the Tax Act to treat such Shares as taxable Canadian property, whose Shares are not otherwise deemed to be taxable Canadian property and, in the case of a Shareholder that carries on an insurance business in Canada and elsewhere, establishes that the Shares are not effectively connected with its Canadian insurance business (in each case, a “Non-Canadian Holder”).
      The discussion that follows assumes the paid-up capital per share exceeds the Purchase Price and accordingly no deemed dividend arises on the purchase of the Shares by the Company.
      A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares under the Offer and no Canadian withholding tax is exigible on the Purchase Price paid by the Company for the shares.

Certain U.S. Federal Income Tax Consequences to U.S. Holders
      The Company has been advised by Shearman & Sterling LLP that the following summary describes the material U.S. federal income tax consequences relevant to U.S. Holders (as defined below) who tender and sell Shares to the Company pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final and proposed U.S. Treasury regulations, administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).
      This discussion is not a complete description of all of the U.S. federal income tax consequences applicable to U.S. Holders participating in the Offer and, in particular, does not address U.S. federal income tax considerations applicable to U.S. Holders that are subject to special treatment under U.S. federal income tax law (including, for example, banks, certain financial institutions, regulated investment companies, dealers in securities or currencies, traders in securities that mark-to-market, U.S. Holders that hold their Shares as part of a hedge, straddle, conversion or other integrated transaction, insurance companies, tax-exempt entities, U.S. Holders that own 10% or more of the voting power of the Company, U.S. Holders who acquired their Shares in connection with a stock option plan or in any other compensatory transaction, U.S. Holders subject to the alternative minimum tax, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. Holders that hold their Shares through a partnership or other pass-through entity, U.S. Holders that are U.S. expatriates and U.S. Holders that do not hold the Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code). Shareholders that are subject to special treatment or that are not U.S. Holders may be subject to different tax consequences, including different information reporting and withholding consequences, and should consult their own tax advisers.
      In addition, this summary does not discuss any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any U.S. Holder, or any U.S. federal tax considerations other than U.S. federal income tax considerations.
      This summary is of a general nature only and is not intended for non-U.S. Holders. Furthermore, it is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular

U.S. Holder. U.S. Holders should consult their own tax advisers as to the tax consequences in their particular circumstances.
      Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder. A “U.S. Holder” is a Shareholder that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any U.S. state or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of source; or

•	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions; or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      The tax treatment of a partner in a partnership (or other entity taxable as a partnership) may depend on both the partnership’s and the partner’s status. Partnerships tendering Shares and persons holding beneficial interests in Shares through a partnership are urged to consult their own tax advisers.
      Passive Foreign Investment Company. Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). The Company believes that it was classified as a PFIC for one or more taxable years prior to 2000, but has not been a PFIC during any taxable year beginning after December 31, 1999. However, no assurances can be given that the Company will not be a PFIC in 2006 or any future year.
      A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either 75% or more of its gross income is “passive income” (the “income test”) or 50% or more of the average value of its assets consist of assets that produce, or are held for the production of, passive income (the “asset test”). For this purpose passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets.
      A U.S. Holder who held Shares while the Company was a PFIC and continues to hold those Shares, regardless of whether the Company continued to meet the income or asset tests described above, or if the Company is a PFIC in 2006 with respect to a U.S. Holder who held Shares that were not otherwise held while the Company was previously a PFIC, may be subject to increased tax liability upon the sale, exchange or other disposition of the Shares or upon the receipt of certain distributions. These adverse tax consequences will not apply, however, if a U.S. Holder timely filed and maintained (and in certain cases, continues to maintain), or timely files for 2006, as the case may be, a qualified electing fund (“QEF”) election to be taxed annually on the U.S. Holder’s pro rata portion of the Company’s earnings and profits or if the U.S. Holder timely made or makes, as the case may be, an election to recognize all gain inherent in the Shares as of the last day of the last taxable year the Company was a PFIC. These adverse tax consequences include:

1. Distributions with respect to the Shares made by the Company during the taxable year to a U.S. Holder that are “excess distributions” must be allocated ratably to each day of the U.S. Holder’s holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which the Company was classified as a PFIC are included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest tax rate in effect for the U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes (the “special interest charge”).

2. The entire amount of any gain realized upon the sale or other disposition of the Shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the special interest charge described above.

      U.S. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences with respect to holding the Shares if the Company is a PFIC.
      The remainder of this summary assumes the Company has not been and will not be a PFIC during a U.S. Holder’s holding period.
      U.S. Holders Who Receive Cash Pursuant to the Offer. For U.S. federal income tax purposes, if a U.S. Holder tenders and sells Shares for cash pursuant to the Offer, such transaction will be treated either as a “sale or exchange” of the Shares by such U.S. Holder or as a “distribution” by the Company in respect of such U.S. Holder’s Shares. As described below, the specific treatment will depend, in part, upon the U.S. Holder’s particular circumstances.
      Sale or Exchange of Shares. Under Section 302 of the Code, a U.S. Holder whose Shares are tendered and sold for cash pursuant to the Offer will be treated as having engaged in a “sale or exchange” of such Shares, and thus will recognize gain or loss, if the transaction (i) has the effect of a “substantially disproportionate” distribution by the Company with respect to such U.S. Holder, (ii) results in “complete termination” of such Holder’s equity interest in the Company, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests (the “Section 302 tests”) are explained more fully below.
      Constructive Ownership of Shares. In determining whether any of the Section 302 tests is satisfied, a U.S. Holder must take into account not only Shares actually owned by the U.S. Holder, but also Shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318 of the Code, a U.S. Holder may constructively own Shares that are actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. Holder has an interest or that have an interest in the U.S. Holder, as well as any Shares the U.S. Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.
      The Section 302 Tests. One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a distribution.
      (a) “Substantially Disproportionate” Test. The receipt of cash by a U.S. Holder will have the effect of a “substantially disproportionate” distribution by the Company with respect to the U.S. Holder if the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding). U.S. Holders should consult their tax advisers concerning the application of the substantially disproportionate test to their particular circumstances.
      (b) “Complete Termination” Test. The receipt of cash by a U.S. Holder will be treated as a complete termination of the U.S. Holder’s equity interest in the Company if either (i) all of the Shares actually and constructively owned by the U.S. Holder are sold pursuant to the Offer or (ii) all of the Shares actually owned by the U.S. Holder are sold pursuant to the Offer and the U.S. Holder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the U.S. Holder in accordance with the procedures described in Section 302(c)(2) of the Code.
      (c) “Not Essentially Equivalent to a Dividend” Test. The receipt of cash by a U.S. Holder will generally be treated as “not essentially equivalent to a dividend” if the U.S. Holder’s sale of Shares pursuant to the Offer results in a meaningful reduction of the U.S. Holder’s proportionate interest in the Company. Whether the receipt of cash by the U.S. Holder will be treated as not essentially equivalent to a dividend will depend on the U.S. Holder’s particular facts and circumstances. In the case of a U.S. Holder holding a small minority interest in the Company’s Shares, it is possible that even a small reduction in such interest may be treated as a “meaningful reduction,” and thus may satisfy the “not essentially equivalent to a dividend” test.

      Under certain circumstances, it may be possible for a tendering U.S. Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the U.S. Holder but that are not purchased pursuant to the Offer. Correspondingly, a U.S. Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the U.S. Holder or by a related party whose shares are constructively owned by the U.S. Holder. U.S. Holders should consult their tax advisers regarding the consequences of such sales or acquisitions in their particular circumstances.
      If the Offer is over-subscribed, the Company’s purchase of Shares deposited may be prorated. Thus, even if all the Shares actually and constructively owned by a U.S. Holder are deposited, it is possible that not all of the Shares will be purchased by the Company, which in turn may affect the U.S. Holder’s U.S. federal income tax consequences, in particular, the U.S. Holder’s ability to satisfy one of the Section 302 tests described above. Accordingly, a tendering U.S. Holder may choose to submit a “conditional tender” under the procedures described in “Section 6 — Conditional Tender of Shares,” which allows the U.S. Holder to tender shares subject to the condition that a specified minimum number of the U.S. Holder’s Shares must be purchased by the Company if any Shares so tendered are purchased. Additionally, a tendering U.S. Holder may in the Letter of Transmittal or the Notice of Guaranteed Delivery designate the order of priority in which Shares are to be purchased in the event of pro-ration, should the U.S. Holder decide to do so for U.S. federal income tax reasons.
      Tax Treatment of a “Sale or Exchange” of Shares. If a U.S. Holder is treated under Section 302 of the Code as having engaged in a “sale or exchange” of such U.S. Holder’s Shares under any of the Section 302 tests described above, such U.S. Holder will recognize gain or loss equal to the difference between the amount realized by such U.S. Holder and such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and such capital gain or loss will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the sale. Such gain generally is treated as U.S. source gain for U.S. foreign tax credit limitation purposes.
      Distribution in Respect of Shares. If a U.S. Holder who sells Shares pursuant to the Offer is not treated under Section 302 of the Code as having engaged in a “sale or exchange” of such U.S. Holder’s Shares under any of the Section 302 tests described above, then the amount realized by a U.S. Holder will be treated as a distribution by the Company in respect of such U.S. Holder’s Shares.
      Tax Treatment of a Distribution in Respect of Shares. In the event that the amount realized is treated as a distribution by the Company, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on the Shares on the date the distribution is received to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. Subject to certain limitations, any such distributions paid to noncorporate U.S. Holders, including individuals, may be eligible for the same preferential tax rates that apply to long-term capital gains (currently, not greater than 15%) if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid is readily tradeable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC with respect to the U.S. Holder. The Company believes that so long as it is not a PFIC with respect to the U.S. Holder and the Shares are considered to be readily tradeable on an established securities market within the United States, it will be a qualified foreign corporation. Any amount treated as a dividend received by a corporate U.S. Holder generally will not be eligible for the dividends received deduction.

      Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the Shares and, to the extent the distribution is in excess of such basis, will be treated as gain from the sale or exchange of the Shares, with the consequences described above under the heading “Tax Treatment of a ‘Sale or Exchange’ of Shares.” Distributions paid out of current or accumulated earnings and profits generally will be foreign source “passive income,” or, if received by certain financial institutions, “financial services income” for U.S. foreign tax credit limitation purposes.
      Basis in Remaining Shares. If, with respect to a U.S. Holder, the tender and sale of Shares pursuant to the Offer is treated as a distribution by the Company with respect to such U.S. Holder’s Shares, such U.S. Holder’s tax basis in its remaining Shares generally will be increased by such U.S. Holder’s tax basis in the Shares tendered and sold pursuant to the Offer and will be decreased by the portion of such U.S. Holder’s proceeds from the Offer that are treated as a tax-free return of capital.
      United States Backup Withholding and Information Reporting. Proceeds from the sale, exchange or redemption of Shares may be subject to information reporting to the IRS and U.S. Holders that do not appropriately complete the Substitute Form W-9 as included in the Letter of Transmittal or the Notice of Guaranteed Delivery may be subject to United States “backup withholding tax” (currently at a rate of 28%) with respect to payments made to them. Backup withholding is not an additional tax. The amount of backup withholding tax will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income taxes, may entitle such U.S. Holder to a refund or credit provided that the required information is furnished to the IRS in a timely manner.
      THE FOREGOING GENERAL SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO U.S. HOLDERS PARTICIPATING IN THE OFFER, AND IT DOES NOT DESCRIBE ANY OTHER U.S. FEDERAL, STATE, LOCAL, OR ANY NON-U.S. TAX CONSIDERATIONS. AS INDICATED, THE SUMMARY IS NOT INTENDED TO CONSTITUTE TAX ADVICE TO ANY PARTICULAR U.S. HOLDER, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND ANY NON-U.S. TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN APPLICABLE TAX LAWS.

16.	Legal Matters and Regulatory Approvals
      QLT is not aware of any license or regulatory permit that is material to the Company’s business that might be adversely affected by the Company’s acquisition of Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by the Company pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Company currently contemplates that such approval will be sought or other action will be taken. QLT cannot predict whether it may determine that it must delay the acceptance for payment of Shares deposited pursuant to the Offer pending the outcome of any such matter.
      There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company’s business.
      The Company has filed applications with certain securities regulatory authorities in Canada seeking exemptive relief from valuation and proportionate take up and certain other provisions contained in securities legislation of certain provinces in connection with the Offer. Obtaining such exemptive relief is a condition of the Offer. See Section 7 of the Offer to Purchase — “Certain Conditions of the Offer”.
      The Company’s obligations under the Offer to take up and pay for Shares are subject to certain conditions. See Section 7 of the Offer to Purchase — “Certain Conditions of the Offer”.

17.	Source of Funds
      The Company will fund any purchases of Shares pursuant to the Offer from available cash on hand. Assuming that the maximum 13 million Shares are purchased pursuant to the Offer at a price between $7.00 and $8.00 per Share, the aggregate Purchase Price will be between $91 million and $104 million.

18.	Dealer Managers
      Merrill Lynch & Co. and BMO Capital Markets have been retained to serve as dealer managers of the Offer. In addition, BMO Capital Markets has been engaged by QLT to provide the liquidity opinion attached as Schedule A to the Circular and a market value opinion.

19.	Depositary
      QLT has appointed Computershare Investor Services Inc. to act as a depositary for, among other things, (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer, (ii) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in Section 4 of the Offer to Purchase, (iii) the receipt from the Company of cash to be paid in consideration of the Shares acquired by the Company under the Offer, as agent for the depositing Shareholders, and (iv) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.

20.	Information Agent
      QLT has appointed Georgeson Shareholder Communications Inc. to act as information agent with respect to the Offer. The information agent will assist with the mailing of the Offer to Purchase and Circular and related materials to Shareholders, respond to inquiries of and provide information to Shareholders in connection with the Offer and provide other similar advisory services as the Company may request from time to time. Requests for additional copies of the Offer to Purchase and Circular, the Letter of Transmittal and any other required documents should be directed to the information agent at the address and telephone number set forth on the back cover of this Circular.

21.	Fees and Expenses
      BMO Capital Markets has been engaged by QLT to act as its financial advisor in connection with the Offer. Pursuant to its engagement, BMO Capital Markets has agreed to deliver a liquidity opinion in connection with the Offer and an opinion to the Board of Directors of QLT to the effect that the Purchase Price does not exceed the fair market value of a Share as of the Expiration Date, determined without reference to the Offer. QLT has agreed to pay Merrill Lynch & Co. and BMO Capital Markets a fee for their dealer manager services. QLT has also agreed to reimburse Merrill Lynch & Co. and BMO Capital Markets for certain reasonable out-of-pocket expenses incurred in connection with their engagement, and to indemnify them against certain liabilities to which they may become subject as a result of their engagement.
      QLT has retained Computershare Investor Services Inc. to act as the depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and United States federal securities laws.
      QLT will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

      QLT has retained Georgeson Shareholder Communications Inc. to act as the information agent in connection with the Offer. The information agent will receive reasonable compensation for its services.
      QLT is expected to incur expenses of approximately $1.9 million in connection with the Offer, which includes filing fees, advisory fees, legal, accounting, depositary and printing fees.

22.	Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, these rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE
August 3, 2006
      The Board of Directors of QLT Inc. (the “Company”) has approved the contents of the Offer to Purchase and the accompanying Circular dated August 3, 2006 and the delivery thereof to Shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made, nor does it contain any misrepresentation likely to affect the value or the market price of the Shares of the Company within the meaning of the Securities Act (Quebec).

(Signed) Robert L. Butchofsky	(Signed) Cameron R. Nelson
President and	Vice President, Finance and
Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors:

(Signed) C. Boyd Clarke	(Signed) Peter A. Crossgrove
Director and Chairman	Director

CONSENT OF BLAKE, CASSELS & GRAYDON LLP
TO: The Board of Directors of QLT Inc.
      We consent to the inclusion of our name in the sections titled “Income Tax Considerations — Certain Canadian Federal Income Tax Considerations — Residents of Canada” and “Income Tax Considerations — Certain Canadian Federal Income Tax Considerations — Non-Canadian Holders” in the Circular dated August 3, 2006 of QLT Inc. in connection with its offer to the holders of its Shares, and the reference to our opinion contained therein.

(Signed)
Blake, Cassels & Graydon LLP
August 3, 2006

CONSENT OF SHEARMAN & STERLING LLP
TO: The Board of Directors of QLT Inc.
      We consent to the inclusion of our name in the section titled “Income Tax Considerations — Certain U.S. Federal Income Tax Consequences to U.S. Holders” in the Circular dated August 3, 2006 of QLT Inc. in connection with its offer to the holders of its Shares, and the reference to our opinion contained therein.

(Signed)
Shearman & Sterling LLP
August 3, 2006

SCHEDULE A
LIQUIDITY OPINION OF BMO CAPITAL MARKETS
August 3, 2006
The Board of Directors
QLT Inc.
887 Great Northern Way
Vancouver, British Columbia V5T 4T5
Dear Sirs/ Mesdames:
      BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that QLT Inc. (the “Corporation”) intends to make a substantial issuer bid (the “Substantial Issuer Bid”) to acquire up to 13,000,000 of its Common Shares without par value (“Shares”) by way of a Dutch Auction at a price not in excess of US$8.00 nor less than US$7.00 per Share. As at July 26, 2006, there are 88,152,671 Shares issued and outstanding.
      BMO Capital Markets also understands that the terms and conditions of the Substantial Issuer Bid will be set forth in an Offer to Purchaser to be dated August 3, 2006 and an accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery to be issued by the Corporation (which together constitute the “Offer to Purchase”), drafts of which we have reviewed. Capitalized terms used in this document, unless otherwise defined herein, have the same meaning as used in the Offer to Purchaser. Pursuant to terms of the Offer to Purchaser, shareholders of the Corporation can tender their Shares to the Corporation by means of Auction Tenders or Purchase Price Tenders.
      BMO Capital Markets has been retained by the Corporation to act as financial advisor and a dealer manager (a “Dealer Manager”) in connection with the Substantial Issuer Bid and to provide an opinion (the “Opinion”) to the Corporation’s Board of Directors (the “Board”) as to whether, as of the date hereof, there is a liquid market for the Shares and whether it is reasonable to conclude that, following the completion of the Substantial Issuer Bid, there will be a market for holders of the Shares who do not tender to the Substantial Issuer Bid that is not materially less liquid than the market that existed at the time of making of the Substantial Issuer Bid. As financial advisor and a Dealer Manager, BMO Capital Markets is not independent of the Corporation in connection with the Substantial Issuer Bid for purposes of the Autorité des Marchés Financiers Regulation Q-27 — Respecting Protection of Minority Securityholders in the Course of Certain Transactions (“Policy Q-27”) or Ontario Securities Commission Rule 61-501 — Insider Bid, Issuer Bids, Businesses Combinations and Related Party Transactions (“Rule 61-501”).
Engagement
      BMO Capital Markets was formally engaged through an agreement between the Corporation and BMO Capital Markets (the “Engagement Agreement”) dated effective as of July 13, 2006. The terms of the Engagement Agreement provide that BMO Capital Markets is to be paid a fee for its services thereunder. The fee payable for delivering the Opinion is fixed and payable whether or not the Substantial Issuer Bid is successful. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Corporation in certain circumstances. Subject to the terms of the Engagement Agreement, BMO Capital Markets consents to the inclusion of the Opinion in its entirety and a summary thereof in the Offer to Purchase to be mailed to the holders of Shares and to the filing thereof, as necessary, by the Corporation with the securities commissions or similar regulatory authorities in each province of Canada.

Credentials of BMO Capital Markets
      BMO Capital Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion is the opinion of BMO Capital Markets, the form and content of which have been approved for release by a group of directors and other professionals of BMO Capital Markets, each of whom is experienced in merger, acquisition, divestiture, valuation and opinion matters.
Scope of Review
      In connection with the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

(i)	the most recent draft of the Offer to Purchase dated August 3, 2006;

(ii)	the daily trading activity, volumes and price history of the Shares on the NASDAQ Stock Market (“NASDAQ”) and the Toronto Stock Exchange (the “TSX”);

(iii)	the trading activity and volumes of shares of other companies listed on the NASDAQ and TSX;

(iv)	the profile of the distribution and ownership of the Shares, to the extent publicly disclosed or provided to us by the Corporation;

(v)	the number of Shares issued and outstanding;

(vi)	the number of Shares proposed to be purchased under the Offer to Purchase relative to the number of freely tradeable Shares;

(vii)	the parameters outlined in Rule 61-501 and Policy Q-27 that quantify the basis on which a liquid market would be deemed to exist in respect of a class of securities;

(viii)	other public information with respect to the Corporation;

(ix)	discussions with senior management of the Corporation; and

(x)	such other information as we considered necessary or appropriate in the circumstances.
      We have also conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion.
Assumptions and Limitations
      BMO Capital Markets has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Corporation and their consultants and advisors (collectively, the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
      The Opinion is rendered on the basis of securities market, economic, and general business and financial conditions prevailing as at the date hereof and conditions affecting the Corporation and the Shares as at the date hereof. In formulating the Opinion, BMO Capital Markets made several assumptions, including that all of the conditions required to implement the Substantial Issuer Bid, as set forth in the Offer to Purchase, will be met, that there will be no significant change in the terms of the Substantial Issuer Bid and that there will be no significant change in the holdings of Shares other than as a result of the Substantial Issuer Bid.
      The Opinion has been provided to the Board for its use and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of BMO Capital Markets. The Opinion is given as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any factor matter affecting the Opinion which may come or be brought to BMO Capital Markets’ attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Opinion.
      BMO has not prepared a formal valuation of the Company or any of its securities or assets for the purposes of this Opinion and the Opinion should not be construed as such.
      BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion is not to be construed as a recommendation to any holder of Shares as to whether to tender their Shares to the Substantial Issuer Bid. In addition, for purposes of this Opinion we are not expressing any opinion as to the value of the Shares, or the prices at which the Shares will trade after completion of the Offer to Purchase.
      For purposes of this Opinion the phrase “liquid market” has the meaning ascribed thereto in Rule 61-501 and Policy Q-27.
Conclusion
      Based upon and subject to the foregoing, BMO Capital Markets is of the opinion as at the date hereof that: (i) a liquid market for the Shares exists; and (ii) it is reasonable for the Board to conclude that, following the completion of the Substantial Issuer bid in accordance with its terms, there will be a market for holders of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Substantial Issuer Bid.
Yours very truly,
(Signed) BMO NESBITT BURNS INC.

The Letter of Transmittal or the Notice of Guaranteed Delivery, certificates for Shares and any other required documents must be sent or delivered by each depositing Shareholder or the depositing Shareholder’s broker, commercial bank, trust company or other nominee to the Depositary at one of its addresses specified below.
THE DEPOSITARY FOR THE OFFER IS:
Computershare Investor Services Inc.

By Mail:		By Hand or Overnight Courier:
PO Box 7021	International Calls:	100 University Avenue
31 Adelaide Street East	1-514-982-7555	9th Floor
Toronto, Ontario M5C 3H2	Toll Free Number:	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	1-800-564-6253	Attention: Corporate Actions
Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone number specified above. Shareholders also may contact the Dealer Managers or their broker, commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Manually executed photocopies of the Letter of Transmittal or the Notice of Guaranteed Delivery will be accepted.
THE DEALER MANAGERS FOR THE OFFER ARE:

In the United States:	In Canada:

Merrill Lynch & Co.	BMO Capital Markets
4 World Financial Center	Suite 1700, 885 West Georgia Street
New York, New York 10080	Vancouver, British Columbia
Attention: Equity Capital Markets	V6C 3E8
Call: (609) 818-8000	Attention: Morten Eisenhardt
Call Toll-free: (877) 653-2948	Call: (604) 443-1445
ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE INFORMATION AGENT:

In Canada:	In the United States:
100 University Avenue	17 Sate Street
11th Floor, South Tower	10th Floor
Toronto, Ontario	New York, New York
M5J 2Y1	10004
North American Toll Free Number: 1-866-533-2948
Banks and Brokers call collect: 1-212-440-9800

Exhibit (a)(1)(ii)

The Instructions accompanying the Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary, or the Dealer Managers or your broker or other financial advisor, will assist you in completing this Letter of Transmittal.
LETTER OF TRANSMITTAL
To Deposit Common Shares of
QLT INC.
Pursuant to the Offer to Purchase
Dated August 3, 2006
THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON SEPTEMBER 8, 2006
UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.
The Depositary is:
COMPUTERSHARE INVESTOR SERVICES INC.
Toll Free: 1 800 564 6253 International: 1 514 982 7555
E-mail: corporateactions@computershare.com

By Mail:	By Hand or Overnight Courier:
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attn: Corporate Actions
This Letter of Transmittal is to be used only if certificates for Shares (as defined below) are to be forwarded with it pursuant to Section 4 of the Offer to Purchase (as defined below).

TO:	QLT INC. (“QLT”)
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”)
      The undersigned delivers to QLT the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer to Purchase and Circular. The following are the details of the enclosed certificate(s):

DESCRIPTION OF SHARES DEPOSITED
(See Instructions 3 and 4)

Name(s) and Address(es) of Registered Owner(s)
(Please Fill in Exactly as Name(s) Appear(s) on Share Certificate(s))

Shares Deposited (Attach signed list if necessary)

Share Certificate Number(s)	Number of Shares Represented by Certificate(s)	Number of Shares Deposited*

Total Number of Shares Deposited

Indicate in the space below the order (by certificate number) in which Shares are to be purchased in event of pro-ration (See Instruction 9): **
1st: 2nd: 3rd: 4th: 5th:

* If you desire to deposit fewer than all Shares evidenced by any Share certificate listed above, indicate in this column the number of Shares you wish to deposit. Otherwise, all Shares evidenced by such Share certificates will be considered to have been deposited. See Instruction 4 in this Letter of Transmittal.

** If you do not designate an order, in the event less than all Shares tendered are purchased due to pro-ration, Shares will be selected for purchase by the Depositary. See Instruction 9.
      Delivery of this instrument to an address other than provided herein does not constitute a valid delivery.

      The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular that accompanies this Letter of Transmittal.
      This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the Shares deposited pursuant to the Offer. Shareholders whose certificates are not immediately available or who cannot deliver their certificates for Shares and all other documents which this Letter of Transmittal requires to the Depositary by the Expiration Date (as defined in the Offer to Purchase) must deposit their Shares according to the guaranteed delivery procedure set forth in Section 4 of the Offer to Purchase. See Instruction 2.
      The undersigned hereby deposits to QLT the above-described common shares of QLT (the “Shares”) at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase dated August 3, 2006, the “Offer to Purchase”) upon the terms and subject to the conditions set forth in QLT’s Issuer Bid Circular dated August 3, 2006 and any supplements or amendments thereto (the “Circular”) and in this Letter of Transmittal (which, as amended or supplemented from time to time, together with the Offer to Purchase and the Circular constitute the “Offer”), including the provisions relating to pro-ration and conditional tenders described therein.
      A holder of Shares (a “Shareholder”) who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.
      SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING SHARES UNDER THE OFFER. SEE SECTION 15 “INCOME TAX CONSIDERATIONS” IN THE CIRCULAR THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL.
      Subject to and effective upon acceptance for purchase of the Shares deposited hereby pursuant to an Auction Tender or pursuant to a Purchase Price Tender in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of QLT all rights, title and interest in and to all Shares deposited hereby and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned’s status as a Shareholder of QLT and in and to any and all distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such Shares or any of them on or after the date upon which the Shares are taken up and paid for under the Offer and hereby irrevocably constitutes and appoints the Depositary and any officer of QLT as attorney-in-fact of the undersigned with respect to such Shares effective from the time QLT takes up and pays for Shares (the “Effective Time”), with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a) deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of, QLT upon receipt by the Depositary, as the undersigned’s agent, of the Purchase Price (as defined below);

(b) present certificates for such Shares for cancellation and transfer on the books of the trustee for the Shares; and

(c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.
      The undersigned hereby represents and warrants that:

(a) the undersigned understands that tendering Shares under any one of the procedures described in Section 4 of the Offer to Purchase and in the instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer, including the undersigned’s representation and warranty that (i) the undersigned has a “net long position” in Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) such tender of Shares complies with Rule 14e-4 under the Exchange Act;

(b) when and to the extent QLT accepts the Shares for payment, QLT will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions

2

and equities whatsoever, together with all rights and benefits arising therefrom, and the same will not be subject to any adverse claim provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the Effective Time shall be for the account of the undersigned;

(c) on request, the undersigned will execute and deliver any additional documents that the Depositary or QLT deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares deposited hereby; and

(d) the undersigned has received and agrees to all of the terms of this Offer.

      The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Shares deposited hereby. The certificates and the number of Shares that the undersigned wishes to deposit should be indicated in the appropriate boxes, and if the deposit is being made pursuant to an Auction Tender, the purchase price at which such Shares are being deposited should be indicated in Box B “Auction Tender”.
      The undersigned understands that he or she must indicate whether he or she deposits the Shares pursuant to an Auction Tender or a Purchase Price Tender by completing Box A “Type of Tender”. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.
      The undersigned understands that QLT will determine a single price per Share (not more than $8.00 nor less than $7.00 per Share) (the “Purchase Price”) that it will pay for Shares validly deposited and not withdrawn pursuant to the Offer, taking into account the number of Shares deposited pursuant to Purchase Price Tenders and Auction Tenders, the prices specified by depositing Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited. The undersigned understands that QLT will select the Purchase Price that will allow it to purchase 13 million Shares deposited, subject to pro-ration, (or such lesser number of Shares as are properly deposited at prices not more than $8.00 nor less than $7.00 per Share) pursuant to the Offer. The undersigned understands that all Shares properly deposited pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders, and not withdrawn, will be purchased at the Purchase Price, (but subject to applicable withholding taxes), upon the terms and subject to the conditions of the Offer, including the applicable pro-ration provisions relating to Shares deposited and the provisions relating to conditional tenders and that QLT will return all other Shares, including Shares deposited and not withdrawn at prices greater than the Purchase Price and Shares not purchased because of pro-ration. The undersigned understands that a Shareholder who desires to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered.
      The undersigned understands that if the total number of Shares properly deposited by the Expiration Date pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders and not withdrawn is greater than 13 million Shares, QLT will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price Shares so deposited on a pro rata basis (calculated to the nearest whole number of Shares, so as to avoid the creation of fractional Shares). QLT’s determination as to pro-ration shall be final and binding on all parties.
      The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, QLT may terminate or amend the Offer or may not be required to purchase any of the Shares deposited hereby or may accept for payment, in accordance with the applicable pro-ration provisions relating to Shares deposited, fewer than all of the Shares deposited hereby. The undersigned understands that certificate(s) for any Shares not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box F “Special Payment Instructions” or Box G “Special Delivery Instructions”. The undersigned recognizes that QLT has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Shares from the name of their registered owner.
      The undersigned understands that acceptance of Shares by QLT for payment will constitute a binding agreement between the undersigned and QLT, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.
      The undersigned understands that payment for Shares accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for the depositing Shareholders for the purpose of receiving payment from QLT and transmitting such payment to the depositing

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Shareholders. Receipt of payment by the Depositary will be deemed to constitute receipt of payment thereof by persons depositing Shares. Under no circumstances will interest be paid by QLT or the Depositary by reason of any delay in paying for any Shares or otherwise.
      The undersigned instructs QLT and the Depositary to issue the cheque for the Purchase Price for such of the deposited Shares as are purchased to the order of the undersigned and mailed by first-class mail to the address indicated above unless otherwise indicated in Box F “Special Payment Instructions”, Box G “Special Delivery Instructions” or Box H “Hold for Pick-Up”.
      All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.
      If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal, including Box L “Lost, Stolen or Destroyed Certificates” should be completed as fully as possible and forwarded to the Depositary, together with a letter describing the loss, theft or destruction and providing a telephone number. The Depositary will respond with the replacement requirements, which includes certain additional documents that must be signed in order to obtain replacement certificate(s) and the payment of the required lost certificate fee, which is 3% of the market value of the Shares represented by the lost certificate(s) as at the time of the notification, subject to a minimum fee of Cdn.$20.00 or US$17.63.
      The undersigned agrees not to vote any of the deposited Shares taken up and paid for under the Offer, or distributions on such Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to QLT, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of QLT, any and all instructions of proxy, authorization or consent, in form and on terms satisfactory to QLT, in respect of any such deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by QLT as the proxyholder of the undersigned in respect of such deposited Shares or distributions consisting of securities.
      By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont presumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette d’envoi, de même que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

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BOX A TYPE OF TENDER

Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered by way of a Purchase Price Tender. Shares of QLT are being deposited hereby pursuant to (check one):

☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender (Please complete Box C)

BOX B
AUCTION TENDER
This box MUST be completed if Shares are being deposited pursuant to an Auction Tender.
PRICE (IN U.S. DOLLARS) PER SHARE
AT WHICH SHARES ARE BEING DEPOSITED

Check Only One Box. If more than one box is checked, there is no proper deposit of Shares.

☐	$7.00	☐	$7.50	☐	$8.00
☐	$7.10	☐	$7.60
☐	$7.20	☐	$7.70
☐	$7.30	☐	$7.80
☐	$7.40	☐	$7.90
BOX D
CONDITIONAL TENDER
(See Instruction 6)
A Shareholder may tender Shares subject to the condition that a specified minimum number of the Shareholder’s Shares tendered pursuant to this Letter of Transmittal must be purchased if any Shares tendered are purchased (as described in Section 6 of the Offer to Purchase). Unless the minimum number of Shares indicated below is purchased by QLT in the Offer, none of the Shares tendered by such Shareholder will be purchased. It is the responsibility of the Shareholder to calculate the minimum number of Shares that must be purchased if any are purchased, and QLT urges Shareholders to consult their own tax advisor before completing this section. Unless this box has been checked and a minimum specified, the tender will be deemed unconditional.

☐	Minimum number of Shares that must be purchased, if any are purchased:

_______________________________ Shares. (insert number of Shares)
If, because of pro-ration, the minimum number of Shares designated will not be purchased, QLT may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, the tendering Shareholder must have tendered all of his or her Shares and checked the box below.

☐	The tendered Shares represent all Shares held by the undersigned.

BOX C
PURCHASE PRICE TENDER
This box MUST be completed if Shares are being deposited pursuant to a Purchase Price Tender.
The undersigned either (check one):

☐	is depositing Shares beneficially owned by the undersigned, or

☐	is a broker, dealer, bank, trust company or other nominee that is depositing, for the beneficial owners thereof, Shares with respect to which it is the owner of record (list attached).

BOX E
ODD LOTS
(See Instruction 8)
To be completed only if Shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 Shares and all of the Shares are being tendered. The undersigned either (check one box):

☐	is the beneficial or record owner of an aggregate of fewer than 100 Shares, all of which are being tendered; or

☐	is a broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering for the beneficial owner(s), shares with respect to which it is the record holder, and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of fewer than 100 Shares and is tendering all of the Shares.

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BOX F
SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 1, 4, 7 and 10)
      To be completed ONLY if certificates for Shares deposited but not purchased and the cheque for the purchase price of Shares purchased are to be issued in the name of someone other than the undersigned.
Issue cheque and certificate(s) to:
Name

(Please Print)
Address

(Include Postal Code or Zip Code)

(Social Insurance No. or Tax Identification No. or Social Security No.)
(Recipients in U.S. to Complete Substitute Form W-9)

BOX G
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 4, 7 and 10)
      To be completed ONLY if certificates for Shares deposited but not purchased and the cheque for the purchase price of Shares purchased are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.
Mail cheque and certificate(s) to:
Name

(Please Print)
Address

(Include Postal Code or Zip Code)

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BOX H
HOLD FOR PICK-UP

☐	Hold certificates and/or cheques for Shares for pick up

BOX J
SHAREHOLDER(S) SIGN HERE
(See Instructions 1 and 7)
Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 7.
Authorized Signature: ___________________________________________________________________________________________________________
Signature(s) of Shareholder or
authorized representative
 _____________________________________________________________________________________________________________________________
Name(s): _____________________________________________________________________________________________________________________
(Please Print)
Capacity: ____________________________________________________________________________________________________________________
Address: _____________________________________________________________________________________________________________________
 _____________________________________________________________________________________________________________________________
 _____________________________________________________________________________________________________________________________
(Include Postal Code or Zip Code)
Area Code and Telephone Number: ________________________________________________________________________________________________
E-mail Address: _______________________________________________________________________________________________________________
TIN; SSN; SIN: ______________________________________________________________________________________________________________
Shareholders must provide their Social Insurance No.; U.S. shareholders must provide their Taxpayer Identification No. or Social Security No.
Dated __________________________________________, 2006

BOX I

☐	Check here if certificates for deposited Shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the Depositary and complete the following:
Name(s) of Registered Owner(s): _________________________________________________________________________________________________
Date of Execution of Notice of Guaranteed Delivery: _________________________________________________________________________________
Name of Institution Which Guaranteed Delivery: _____________________________________________________________________________________

BOX K
GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 7)
Authorized Signature: ___________________________________________________________________________________________________________
 _____________________________________________________________________________________________________________________________
Name(s): _____________________________________________________________________________________________________________________
(Please Print)
Title: ________________________________________________________________________________________________________________________
Name of Firm: ________________________________________________________________________________________________________________
Address: _____________________________________________________________________________________________________________________
 _____________________________________________________________________________________________________________________________
 _____________________________________________________________________________________________________________________________
(Include Postal Code or Zip Code)
Area Code and Telephone Number: ________________________________________________________________________________________________
E-mail Address: _______________________________________________________________________________________________________________
Dated __________________________________________, 2006

BOX L
LOST, STOLEN OR DESTROYED
CERTIFICATES
To be completed ONLY if certificates representing Shares being deposited have been lost, stolen or destroyed.
The undersigned either (check one):

☐	lost his or her certificate(s) representing Shares;
☐	had his or her certificate(s) representing Shares stolen; or
☐	had his or her certificate(s) representing Shares destroyed.
If a certificate representing Shares has been lost, stolen or destroyed, this Letter of Transmittal, including this Box L, must be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction and providing a telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

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INSTRUCTIONS
Forming Part of the Terms of the Offer
      1. Guarantee of Signatures. No signature guarantee is required if either:

(a) this Letter of Transmittal is signed by the registered holder of the Shares deposited with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either Box F “Special Payment Instructions” or Box G “Special Delivery Instructions” above; or

(b) such Shares are deposited for the account of a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”), whose members normally include members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.
      In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box K “Guarantee of Signature(s)”. See Instruction 7.
      2. Delivery of Letter of Transmittal and Certificates — Guaranteed Delivery Procedures. This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Shares together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase).
      Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiration Date may deposit their Shares by or through any Eligible Institution by properly completing (including the type of deposit and, if applicable, the price at which the Shares are being deposited) and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 4 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically deposited Shares, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal (or a manually executed photocopy thereof) must be received by the Depositary at its Toronto office on or before the third trading day on TSX and NASDAQ after the Expiration Date.
      The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mail to the Depositary at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For Shares to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.
      The method of delivery of all documents, including certificates for Shares, is at the election and risk of the depositing Shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date.
      QLT will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent deposits except as specifically permitted by the Offer to Purchase. All depositing Shareholders, by execution of this Letter of Transmittal and delivery of it in the manner prescribed herein, waive any right to receive any notice of the acceptance of their deposit.
      3. Inadequate Space. If the space provided in the box captioned “Description of Shares Deposited” is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.
      4. Partial Deposits and Unpurchased Shares. If fewer than all of the Shares evidenced by any certificate are to be deposited, fill in the number of Shares which are to be deposited in the column entitled “Number of Shares Deposited”. In such case, if any deposited Shares are purchased, a new certificate for the remainder of the Shares evidenced by the old

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certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box F “Special Payment Instructions” or Box G “Special Delivery Instructions” on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.
      5. (a) Indication of Type of Tender. To deposit shares, the Shareholder must complete Box A “Type of Tender” on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery indicating whether he or she is depositing Shares pursuant to an Auction Tender or a Purchase Price Tender. Only one box may be checked. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered by way of a Purchase Price Tender. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 5 of the Offer to Purchase) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to Auction Tenders at more than one price. However, if a Shareholder desires to deposit Shares in separate lots with a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal or, if applicable, Notice of Guaranteed Delivery for each lot which the Shareholder is depositing.
      (b) Indication of Price at Which Shares Are Being Deposited. For Shares to be properly deposited pursuant to an Auction Tender the Shareholder must complete Box B “Auction Tender” on this Letter of Transmittal indicating the price per Share in U.S. dollars at which he or she is depositing Shares. A Shareholder wishing to deposit portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to deposit each such portion of his or her Shares. The same Shares cannot be deposited pursuant to Auction Tenders (unless previously properly withdrawn as provided in Section 5 of the Offer to Purchase) at more than one price. No price can be specified by Shareholders making a Purchase Price Tender.
      6. Conditional Tenders. As described in Section 6 of the Offer to Purchase, Shareholders may condition their tenders on all or a minimum number of their tendered Shares being purchased. If QLT is to purchase less than all of the Shares tendered before the Expiration Date and not properly withdrawn, the Depositary will perform a preliminary pro-ration, and any Shares tendered at or below the Purchase Price pursuant to a conditional tender for which the condition was not satisfied will automatically be regarded as withdrawn, subject to reinstatement if such conditionally tendered Shares are subsequently selected by random lot for purchase subject to Section 6 of the Offer to Purchase. CONDITIONAL TENDERS WILL BE SELECTED BY RANDOM LOT ONLY FROM SHAREHOLDERS WHO TENDER ALL OF THEIR SHARES. If conditional tenders would otherwise be so regarded as withdrawn and would cause the total number of Shares to be purchased to fall below 13 million then, to the extent feasible, QLT will select enough of such conditional tenders that would otherwise have been so withdrawn to permit QLT to purchase 13 million Shares. In selecting among such conditional tenders, QLT will select by random lot and will limit its purchases in each case to the designated minimum number of Shares to be purchased. All tendered Shares will be deemed unconditionally tendered unless the “Conditional Tender” box is completed and a minimum number of Shares is specified. The conditional tender alternative is made available for Shareholders seeking to take steps to have Shares sold pursuant to the Offer treated as a sale of the Shares, rather than the payment of a dividend, for U.S. federal income tax purposes. It is the tendering Shareholder’s responsibility to calculate the minimum number of Shares that must be purchased from the Shareholder in order for the Shareholder to qualify for sale (rather than dividend) treatment, and each Shareholder is urged to consult with his or her own tax advisor. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax results in all cases. See Section 15 of the Circular.
      7. Signatures on Letter of Transmittal, Stock Transfer Powers and Endorsements.
      (a) If this Letter of Transmittal is signed by the registered owner(s) of the Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.
      (b) If the Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.
      (c) If any deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or facsimile of it) as there are different registrations of certificates.

9

      (d) When this Letter of Transmittal is signed by the registered owner(s) of the Shares deposited and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock transfer powers are required unless payment is to be made, or the certificates for Shares deposited but not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock transfer powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate stock transfer powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock transfer power(s) must be guaranteed by an Eligible Institution. See Instruction 1.
      (e) If this Letter of Transmittal or any certificates or stock transfer powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to QLT of their authority so to act.
      8. Odd Lots. As described in Section 3 of the Offer to Purchase, if QLT is to purchase less than all Shares deposited by the Expiration Date, the Shares purchased first will consist of all Shares so deposited by any Shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who deposits all of his or her Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box E “Odd Lots” is completed.
      9. Order of Purchase in Event of Pro-ration. As described in Section 3 of the Offer to Purchase, Shareholders may designate the order in which their Shares are to be purchased in the event of pro-ration. The order of purchase may have an effect on the U.S. federal income tax classification of any gain or loss on the Shares purchased. See Section 3 of the Offer to Purchase and Section 15 of the Circular.
      10. Special Payment and Delivery Instructions. If certificates for Shares deposited but not purchased and/or cheques are to be issued in the name of a person other than the signer of this Letter of Transmittal or if such certificates and/or cheques are to be sent to someone other than the signer of this Letter of Transmittal or to the signer at a different address, Box F “Special Payment Instructions” and/or Box G “Special Delivery Instructions” on this Letter of Transmittal must be completed. If a cheque evidencing payment for Shares deposited is to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing, Box H “Hold for Pick-Up” on this Letter of Transmittal must be completed.
      11. Irregularities. QLT will determine, in its sole discretion, acting reasonably, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares and its determination shall be final and binding on all parties. QLT reserves the absolute right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of QLT’s counsel, be unlawful. QLT also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and QLT’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as QLT shall determine. None of QLT, the Dealer Managers, the Depositary, the Information Agent nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.
      12. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance and additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone and facsimile numbers set forth on the back cover of the Circular or from your broker, dealer, commercial bank, or trust company.
      13. Substitute Form W-9. Each U.S. Shareholder depositing Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number (“TIN”), which is generally the Shareholder’s social security or federal employer identification number, together with certain other information, on Substitute Form W-9 which is provided below. Failure to provide the information on this form may subject the depositing Shareholder to a US$50 penalty imposed by the U.S. Internal Revenue Service (the “IRS”). For information respecting Canadian withholding tax on payments to non-residents of Canada see Section 15 of the Circular — “Income Tax Considera-

10

tions — Certain Canadian Federal Income Tax Considerations”. U.S. Shareholders should see “Important U.S. Tax Information for U.S. Holders” below.
      14. Governing Law. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.
      15. Privacy Notice. The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, it receives non-public personal information about you — from transactions it performs for you, forms you send, other communications it has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.
      IMPORTANT: This Letter of Transmittal or manually signed photocopy of it (together with certificates for Shares and all other required documents) or the Notice of Guaranteed Delivery must be received by the Depositary on or before the Expiration Date.
IMPORTANT U.S. TAX INFORMATION FOR U.S. HOLDERS
      This is a summary only of certain U.S. tax considerations. Shareholders should consult with their tax advisers regarding the tax consequences with respect to their particular circumstances.
      In order to avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. Shareholder tendering Shares must, unless an exemption applies, provide the Depositary with such Shareholder’s correct taxpayer identification number (“TIN”), certify under penalties of perjury that such TIN is correct, and provide certain other certifications by completing the Substitute Form W-9 included in this Letter of Transmittal. If a Shareholder does not provide such Shareholder’s correct TIN or fails to provide the required certifications, the IRS may impose a penalty of US$50 on such Shareholder and payment to such Shareholder pursuant to the Offer may be subject to backup withholding of 28%. All U.S. Shareholders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary).
      Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the Shareholder upon filing a U.S. federal income tax return.
      The tendering Shareholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record holder of the Shares. If the Shares are held in more than one name or are not registered in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.
      Certain Shareholders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should indicate their exempt status on the Substitute Form W-9. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for more instructions. Shareholders are urged to consult their tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

11

Name (as shown on your income tax return):

Business Name, if different from above:

Check appropriate box:	☐ Individual/Sole Proprietor	☐ Corporation
	☐ Partnership	☐ Other

Address:

SUBSTITUTE	PART I — Please provide your TIN in the box at right and certify by signing and dating below.	Social Security Number or Employer Identification Number (if awaiting TIN write “Applied For”)

Form W-9
PART II — For Payees exempt from backup withholding, see the attached Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (“Guidelines”) and complete as instructed therein.

Department of the Treasury Internal Revenue Service Payor’s Request for Taxpayer Identification Number (“TIN”)
Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me);

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. (Also see instructions in the enclosed Guidelines.)
The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature: Date:

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

12

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
      GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYOR — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payor.

Give the SOCIAL
SECURITY number
For this type of account:		of —

1.	An individual’s account	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Husband and wife	The actual owner of the account or, if joint funds, either person(1)
4.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
5.	Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor(1)
6.	Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person(3)
7.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)
8.	Sole proprietorship account or single-owner LLC account	The owner(4)

For this type of account:		Give the EMPLOYER IDENTIFICATION number of —

9.	A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of personal representative or trustee unless the legal entity itself is not designated in the account title.)(5)
10.	Corporate account or LLC (electing corporate status on Form 8832) account	The corporation
11.	Religious, charitable, or educational organization account	The organization
12.	Partnership account or multi-member LLC account	The partnership
13.	Association, club, or other tax-exempt organization	The organization
14.	A broker or registered nominee	The broker or nominee
15.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.
(4)	Show the name of the owner. If the owner does not have an employer identification number, furnish the owner’s social security number.
(5)	List first and circle the name of the legal trust, estate, or pension trust.

NOTE:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER
If you do not have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the “IRS”) and apply for a number.
PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING
The following is a list of payees which may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A1 are generally exempt from backup withholding only if made to payees described in items (1) through (7), except payments made to a corporation (other than certain hospitals described in Regulations section 1.6041-3(c)) for medical and health care payments, attorney’s fees, and payments for services paid by a Federal executive agency are not exempt from backup withholding or information reporting. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1)	An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).
(2)	The United States or any of its agencies or instrumentalities.
(3)	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
(4)	A foreign government or any of its political subdivisions, agencies or instrumentalities.
(5)	An international organization or any of its agencies or instrumentalities.
(6)	A corporation.
(7)	A foreign central bank of issue.
(8)	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.
(9)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)	A real estate investment trust.
(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12)	A common trust fund operated by a bank under section 584(a).
(13)	A financial institution.
(14)	A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
(15)	A trust exempt from tax under section 664 or described in section 4947.
Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•	Payments to nonresident aliens subject to withholding under section 1441.
•	Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.
•	Payments of patronage dividends where the amount received is not paid in money.
•	Payments made by certain foreign organizations.
•	Section 404(k) distributions made by an ESOP.
EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE ”EXEMPT” ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYOR. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYOR AN APPROPRIATE COMPLETED INTERNAL REVENUE FORM W-8 (EITHER FORM W-8BEN, FORM W-8ECI, FORM W-8EXP, or FORM W-8 IMY, AS APPROPRIATE).
Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.
PRIVACY ACT NOTICE. — Section 6109 requires you to give your correct taxpayer identification number to persons who must file information returns to the IRS to report interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws.
You must provide your tax identification number whether or not you are required to file a tax return. Payors must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payor. Certain penalties may also apply.
PENALTIES

(1)	PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. — If you fail to furnish your correct taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)	CRIMINAL PENALTY FOR FALSIFYING INFORMATION. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

[1]	Unless otherwise noted, all section references herein refer to the U.S. Internal Revenue Code of 1986, as amended.

Exhibit (a)(1)(iii)
THIS IS NOT A LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY
for
Deposit of Common Shares
of
QLT Inc.
        As set forth in Section 4 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to deposit common shares (the “Shares”) of QLT Inc. (“QLT”) pursuant to the Offer to Purchase (as defined below) if certificates for Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in the Offer to Purchase). Such form may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set forth below. See Section 4 of the Offer to Purchase.
TO:        QLT INC.
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Mail:	By Hand, Registered Mail or by Courier:
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario	Toronto, Ontario
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
COMPUTERSHARE INVESTOR SERVICES INC.
Facsimile Transmission: (905)771-4082
Delivery of this Notice of Guaranteed Delivery to any address or transmission of instructions via a facsimile number other than as set forth above does not constitute a valid delivery.
      This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear on the applicable space on the Letter of Transmittal.
      The undersigned hereby deposits to QLT the Shares indicated below pursuant to the guaranteed delivery procedure as set forth in Section 4 of the Offer to Purchase dated August 3, 2006 (the “Offer to Purchase”), receipt of which is hereby acknowledged, in the manner indicated below upon the terms and subject to the conditions set forth in the Offer to Purchase, including the provisions relating to proration described therein.

QLT Inc. — Notice of Guaranteed Delivery

Name and Address of Shareholder
Certificate Number(s) — If Available	Number of Shares	(please print)

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM
      The Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.
GUARANTEE
(Not to be used for signature guarantee)
      The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) guarantees to deliver to the Depositary at its address set forth above the certificate(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) and any other required documents, on or before 5:00 pm, Eastern Time, on the third trading day after the Expiration Date. As used herein, a “Trading Day” means a day on which trading occurs on the Toronto Stock Exchange.
Name of Firm

Address of Firm

Postal Code or Zip Code

Area Code and Tel. No.

Authorized Signature

Name

(Please type or print)
Title

Dated: ______________________________ , 2006

QLT Inc. — Notice of Guaranteed Delivery

BOX A TYPE OF TENDER

Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered by way of a Purchase Price Tender. Shares of QLT are being deposited hereby pursuant to (check one):

☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender

BOX B
AUCTION TENDER
This box MUST be completed if Shares are being
deposited pursuant to an Auction Tender.
PRICE (IN U.S. DOLLARS) PER SHARE
AT WHICH SHARES ARE BEING DEPOSITED

Check Only One Box. If more than one box is checked, there is no proper deposit of Shares.

☐	$7.00	☐	$7.20	☐	$7.40	☐	$7.60	☐	$7.80	☐	$8.00
☐	$7.10	☐	$7.30	☐	$7.50	☐	$7.70	☐	$7.90

EXHIBIT (a)(5)(i)

887 Great Northern Way	t 604.707.7000
Vancouver, BC Canada V5T 4T5	f 604.707.7001
www.qltinc.com

news release
QLT ANNOUNCES COMMENCEMENT OF TENDER OFFER

For Immediate Release	August 3, 2006
VANCOUVER, CANADA—QLT Inc. (NASDAQ: QLTI; TSX: QLT) announced that it will mail an offer to purchase and issuer bid circular (the “Circular”) to its shareholders today in connection with a modified “Dutch Auction” tender offer for up to 13 million common shares, previously announced on July 27, 2006 with the Company’s results for the quarter ended June 30, 2006. The Circular is being filed with the securities regulatory authorities in the United States and Canada. The offer to purchase shares will expire on September 8, 2006, at 5:00 p.m. (Eastern Time), unless extended.
In the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price not less than US$7.00 and not greater than US$8.00 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, QLT will determine the lowest per share price within the range that will enable QLT to buy up to 13 million shares, or such lesser number shares as are properly tendered. If more than 13 million shares are properly tendered at or below the determined price per share, QLT will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis, as is specified in the Circular relating to the tender offer that will be distributed to shareholders. The tender offer is not contingent upon any minimum number of shares being tendered. The tender offer is subject to a number of other terms and conditions, as specified in the Circular.
All shares purchased by the Company will be purchased at the same price, even if the shareholders selected a lower price; however, the Company will not purchase any shares tendered above the determined purchase price. If the tender is fully subscribed, 13 million common shares will be repurchased, representing approximately 14.75% of the approximately 88.2 million shares outstanding as of July 26, 2006, the day before the tender offer was first announced.
Merrill Lynch & Co. and BMO Capital Markets will serve as dealer managers for the tender offer. Georgeson Shareholder Communications Inc. will serve as information agent and Computershare Investor Services Inc. will serve as the depositary. Requests for additional copies of the Offer to Purchase and Circular, the Letter of Transmittal and any other documents relating to the tender offer may be directed to the information agent at (866) 533-2948. Any questions regarding the tender offer may be directed to the information agent at the telephone number above, to Merrill Lynch at (877) 653-2948 (toll free) or (609) 818-8000 (collect) or to BMO Capital Markets at (604) 443-1445 (collect).

None of the Company, its Board of Directors, the information agent, the depositary or the dealer managers makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company. Please review the Circular and related documents carefully and consult with your financial and tax advisors prior to making any decision in respect to the offer.
About QLT
QLT Inc. is a global biopharmaceutical company specializing in developing treatments for eye diseases as well as dermatological. Together with our subsidiaries, we have combined our expertise in the discovery, development and commercialization of innovative drug therapies with our two unique technology platforms, photodynamic therapy and Atrigel®, to create products such as Visudyne® and Eligard®.
For more information, visit our web site at www.qltinc.com.

QLT Inc.:
Vancouver, Canada
Therese Hayes / Bal Bains
Telephone: 604-707-7000 or 1-800-663-5486
Fax: 604-707-7001
Atrigel is a registered trademark of QLT USA, Inc.
Visudyne is a registered trademark of Novartis AG.
Eligard is a registered trademark of Sanofi-Synthelabo Inc.
QLT Inc. is listed on The NASDAQ Stock Market under the trading symbol “QLTI” and on the Toronto Stock Exchange under the trading symbol “QLT.”
This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of QLT common stock. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, are expected to be mailed to shareholders promptly. Shareholders should carefully read the Tender Offer Statement on Schedule TO, the offer to purchase, the issuer bid circular, the related letter of transmittal and other related materials when they are available because they will contain important information, including the various terms and conditions of the offer. Shareholders may obtain free copies, when available, of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that will be filed by QLT with the U.S. Securities and Exchange Commission on the commission’s web site at http://www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the tender offer, toll free at (866) 533-2948. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

Certain statements in this press release constitute “forward-looking statements” and “forward-looking information” of QLT, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements are only predictions and there are a number of risks, uncertainties and other factors which could cause actual events to differ materially, including but not limited to the factor that our intention to purchase our common shares may be impacted by market factors and our operating results, and by other factors described in detail in QLT’s Annual Information Form and Annual Report on Form 10-K, quarterly reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are based on our current expectations and QLT assumes no obligation to update such information to reflect later events or developments, except as required by law.

EXHIBIT (a)(5)(ii)
INVESTOR — FREQUENTLY ASKED QUESTIONS
The following information is informational only and does not constitute an offer to buy or the solicitation of an offer to sell QLT common shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, have been mailed to shareholders. Shareholders should carefully read the Tender Offer Statement on Schedule TO, the offer to purchase, the issuer bid circular, the related letter of transmittal and other related materials because they contain important information, including the various terms and conditions of the offer. Please refer to the offer to purchase and circular at http://www.sec.gov.
1. What is a modified Dutch tender and how does it work?
A modified Dutch tender offer operates like an auction; a company offers to repurchase a specific number of shares within a given price range. Shareholders are invited to tender shares over a 35 calendar day period, and do so by specifying the lowest price within the range that they will accept.
The company collects investor offers, and purchases the tendered shares up to the specified share limit at the lowest price possible. If the company receives more offers at the accepted price than the specified share number, all shareholders who tendered at or below the accepted price will receive a pro-rata allocation.
2. Who is offering to purchase shares?
QLT Inc., which we refer to as “we,” “us,” the “Company” or “QLT” is offering to purchase 13 million common shares in the offer.
3. Why is QLT making the offer?
Our Board of Directors believes that our shares have been trading in price ranges that do not fully reflect the value of QLT’s business and future prospects, and that, accordingly, the purchase of shares under the offer represents an effective use of QLT’s financial resources and is in the best interests of QLT and our shareholders. See Section 3 of the Issuer Circular — “Purpose and Effect of the Offer” for more information on the reasons considered by our Board of Directors in making the offer.
4. Has the QLT board approved this?
Yes. QLT’s Board of Directors unanimously approved the offer; however they have made no recommendation in this regard.
None of QLT, any member of its Board, the dealer managers, the information agent or the depositary makes any recommendation to any shareholder as to whether to deposit or refrain

INVESTOR — FREQUENTLY ASKED QUESTIONS
from depositing any or all of such shareholder’s shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the offer, consult their own investment and tax advisors and make their own decisions whether to deposit shares and, if so, how many shares to deposit and, in the case of auction tenders, at what price or prices. Shareholders should carefully consider the income tax consequences of accepting the offer. See Section 15 of the Circular — “Income Tax Considerations”.
5. How many shares is QLT offering to purchase?
QLT is offering to purchase 13 million shares in the offer or such fewer number of shares as are properly tendered by our shareholders and are not withdrawn prior to the expiration date for the offer. 13 million shares represents approximately 14.75% of our outstanding shares.
As of July 26, 2006, there were approximately 88.2 million shares of QLT issued and outstanding. The offer is not conditioned on any minimum number of shares being tendered.
See Section 1 of the Offer to Purchase — “The Offer”.
6. What is the purchase price for the shares and how long do I have to tender my shares?
The price range for the offer is US$7.00 to US$8.00 per share. This offer will expire on Friday, September 8, 2006, at 5:00 p.m., Eastern Time, unless we extend it.
7. Can the offer be extended, amended or terminated, and if so, under what circumstance?
Subject to applicable law, the offer can be extended, amended or terminated for any reason, at the discretion of the company.
See Section 7 of the Offer to Purchase — “Extension and Variation of the Offer”.
8. How can I find out if the offer is extended?
We will issue a press release by 9:00 a.m., Eastern Time, on the business day after the previously scheduled expiration date if we decide to extend the offer.
9. How do I tender my shares?
To tender your shares:

INVESTOR — FREQUENTLY ASKED QUESTIONS
If you hold your shares in your own name and decide to tender your shares, you must:
(i.) Deliver your share certificate(s) and a properly completed Letter of Transmittal to the Depositary address below:
Computershare Investor Services Inc.

By Mail	By Hand or Overnight Courier
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, ON M5C 3H2	Toronto, Ontario, M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
or
(ii.) The Depositary (Computershare Investor Services Inc.) must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed Letter of Transmittal;
or
(iii.) You must comply with the guaranteed delivery procedure, prior to 5:00 p.m., Eastern Time, on September 8, 2006, unless the offer is extended.
If your shares are held through a broker, dealer, commercial bank or other nominee, you must request the broker, dealer, commercial bank, trust company or other nominee to make the tender for you.
You may also contact Georgeson Shareholder Communications, Computershare Investor Services Inc., or the Dealer Managers for assistance at the following telephone numbers or addresses:
Information Agent

Georgeson

In Canada:	In the United States:
100 University Avenue	17 State Street
11th Floor, South Tower	10th Floor
Toronto, Ontario	New York, New York
M5J 2Y1	10004
North American Toll Free Number: 1-866-533-2948
Banks and Brokers call collect: 1-212-440-9800

INVESTOR — FREQUENTLY ASKED QUESTIONS
Computershare Investor Services Inc.

By Mail	By Hand or Overnight Courier
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, ON M5C 3H2	Toronto, Ontario, M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

International Calls: 1-514-982-7555
Toll Free Number: 1-800-564-6253
Dealer Managers

In the United States:	In Canada:
Merrill Lynch & Co.	BMO Capital Markets
4 World Financial Center	Suite 1700, 885 West Georgia Street
New York, New York 10080	Vancouver, British Columbia
Attention: Equity Capital Markets	V6C 3E8
Call: (609) 818-8000	Attention: Morten Eisenhardt
Call Toll-free: (877) 653-2948	Call: (604) 443-1445
Please refer to the offer to purchase and circular and the instructions to the related letter of transmittal. These documents are available on http://sec.gov.
10. Can I tender part of my shares at different prices?
Yes, you can elect to tender part of your shares at one price and an additional number of shares at a second price. However, you cannot tender the same shares at different prices. If you tender some shares at one price and other shares at another price, you must use a separate Letter of Transmittal for each tender.
See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”.
11. Can I withdraw my previously tendered shares and what are the conditions?
Yes. You can withdraw any shares you have tendered at any time before 5:00 p.m., Eastern time, on September 8, 2006, unless we extend the offer, in which case you may withdraw tendered shares until the offer, as extended, expires.
If QLT has not accepted payment for the shares you have tendered, you may also withdraw your shares after 12:00 midnight, Eastern Time, on September 29, 2006.
See Section 5 of the Offer to Purchase — “Withdrawal Rights”.

INVESTOR — FREQUENTLY ASKED QUESTIONS
12. How do I withdraw my previously tendered shares?
You must deliver a timely written notice of your withdrawal to the Depositary at the address below. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares.
Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer.
See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”.
Computershare Investor Services Inc.

By Mail	By Hand or Overnight Courier
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, ON M5C 3H2	Toronto, Ontario, M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
13. What happens if more than 13 million shares are tendered in the offer?
We will purchase shares:
—first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;
—second, after purchasing the shares from the “odd lot” holders, from all other shareholders who properly tender shares at or below the purchase price selected by us and do not properly withdraw them, on a pro rata basis, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares”; and
—third, only if necessary to permit us to purchase 13 million shares, from holders who have tendered shares subject to the condition that a specified minimum number of the holder’s shares be purchased if any shares are purchased in the offer as described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares” (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares. Therefore, all of the shares that you tender on a conditional basis in the offer may not be purchased even if they are tendered at or below the purchase price.
See Section 3 of the Offer to Purchase — “Number of Shares and Pro-ration”.

INVESTOR — FREQUENTLY ASKED QUESTIONS
14. What will happen if I do not tender my shares?
Upon the completion of the offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in us and thus in our future profits or losses and assets, subject to our right to issue additional shares and other equity securities in the future, including shares issuable upon conversion of our 3% Convertible Senior Notes due 2023 issued on August 15, 2003. The amount of our future cash assets will be reduced by the amount paid and expenses incurred in connection with this offer.
See Section 1 of the Issuer Circular — “QLT Inc.” and Section 3 of the Issuer Circular — “Purpose and Effect of the Offer”.
15. Will I have to pay brokerage commissions if I tender my shares?
If you are a registered stockholder and you tender your shares directly to the Depository, you will not incur any brokerage commissions. If you hold your shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”.
16. How will QLT pay for the shares?
We expect to fund the purchase of shares under the offer and the payment of related fees and expenses from available cash on hand. The offer is not conditioned upon the receipt of financing.
See Section 17 of the Issuer Circular — “Source of Funds”.
17. When and how will QLT pay for the shares I tender that are accepted for purchase?
We will pay the purchase price (less applicable withholding taxes, if any) in cash, without interest, for the shares we purchase promptly after the expiration of the offer. In the event of pro-ration, we do not expect to be able to commence payment for shares until at least three business days after the expiration date.
Under no circumstances will QLT pay interest on the purchase price, even if there is a delay in making payment.
See Section 9 of the Offer to Purchase — “Taking Up and Payment for Deposited Shares”.

INVESTOR — FREQUENTLY ASKED QUESTIONS
18. What is the benefit to shareholders?
We believe the offer will provide shareholders with the opportunity to tender all or a portion of their shares; and consequently, receive a return of capital if they elect to participate.
19. Will QLT’s directors, executive officers or significant outstanding shareholders tender shares in the offer?
QLT’s directors and executive officers have advised the company that they do not intend to tender shares under the offer. QLT has contacted the person who has indicated that they beneficially own or exercise control or direction over more than 10% of the outstanding shares, and they have indicated that they do not intend to tender any of their QLT shares under the offer.
20. What are the conditions to the offer?
The offer is subject to a number of conditions, such as the absence of court and governmental action prohibiting the offer and of changes in general market conditions or our business that, in our reasonable judgment, make it inadvisable to proceed with the offer.
See Section 7 of the Offer to Purchase — “Certain Conditions of the Offer”.
21. What is the recent market price for the shares?
On July 26, 2006, the last trading day before the announcement of the offer, the last reported sale price of our shares on the Toronto Stock Exchange was Cdn. $7.61 per share and on the NASDAQ Market was US$6.66 per share.
You are urged to obtain current market quotations for the shares before deciding whether and at which purchase price or purchase prices to tender your shares.
See Section 6 of the Issuer Circular — “Price Range of the Shares”.
22. What are the Canadian and United States federal income tax consequences if I tender my shares?
Shareholders should carefully consider the income tax consequences of depositing shares pursuant to the offer. See Section 15 of the Issuer Circular — “Income Tax Considerations”.
Shareholders should also seek advice from their own tax advisors as to the specific tax consequences to them of a purchase by us of their shares under the offer.

INVESTOR — FREQUENTLY ASKED QUESTIONS
23. Who can I contact if I have questions about the offer?
For further information regarding the offer, shareholders with questions or who would like additional copies of the offer documents may call the information agent, Georgeson Shareholder Communications, or the dealer managers, or consult with their own brokers. The address, telephone and facsimile numbers of the information agent and the dealer managers are:
Information Agent
Georgeson Shareholder Communications Inc.

In Canada:	In the United States:
100 University Avenue	17 State Street
11th Floor, South Tower	10th Floor
Toronto, Ontario	New York, New York
M5J 2Y1	10004
North American Toll Free Number: 1-866-533-2948
Banks and Brokers call collect: 1-212-440-9800
Dealer Managers

In the United States:	In Canada:
Merrill Lynch & Co.	BMO Capital Markets
4 World Financial Center	Suite 1700, 885 West Georgia Street
New York, New York 10080	Vancouver, British Columbia
Attention: Equity Capital Markets	V6C 3E8
Call: (609) 818-8000	Attention: Morten Eisenhardt
Call Toll-free: (877) 653-2948	Call: (604) 443-1445

Exhibit (a)(5)(iii)
Employees — Frequently Asked Questions
The following Q&A is intended to help clarify, for employees, the modified “Dutch tender” process. This will be posted to QNet.
The following information is informational only and does not constitute an offer to buy or the solicitation of an offer to sell QLT common shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, have been mailed to shareholders. Shareholders should carefully read the Tender Offer Statement on Schedule TO, the offer to purchase, the issuer bid circular, the related letter of transmittal and other related materials because they contain important information, including the various terms and conditions of the offer. Please refer to the offer to purchase and circular at www.sec.gov.
1. How does it work?
Example:
The Widget Company of Vancouver, British Columbia is publicly traded with 100 shares outstanding. The shares are currently trading at $3.00 per share so the company market cap is $300.00.
The Widget Company decides to use some of their cash to “buy back” 20 shares of the company from the current investor group, in order to reduce the total number of outstanding shares to 80.To accomplish this they hold a modified “Dutch auction.” They tell their investors that they will buy back shares between $3.20 and $3.50 per share.
In a simple scenario, if exactly 20 shares are offered at $3.20 per share, they will all be purchased at $3.20 per share.
In a second scenario, if 10 shares are offered at $3.20, 10 shares are offered at $3.30 and 10 more are offered at $3.40, the purchase price will be set at $3.30 because that is the lowest price that satisfies Widget Company’s bid to buy a total of 20 shares. In this scenario, all 20 shares tendered at either $3.20 and $3.30 will be bought for $3.30. Those tendered at $3.40 will not be purchased and the shares will be returned to the shareholder.
In a final scenario, if 10 shares are offered at $3.20 and 20 shares are offered at $3.30, then the purchase price will be set at $3.30 because, as above, that is still the lowest price that satisfies the company’s bid to buy a total of 20 shares. However, because 30 shares were tendered at this purchase price and the company only wants to buy 20, the company would buy two-thirds (2/3) of the shares tendered by each investor.
When the auction is complete and The Widget Company has cancelled the 20 shares they purchased, and remaining investors now own a greater piece of the Widget Company. Each share they own represents 1/80th of the company, whereas prior to the Dutch auction each share they owned represented only 1/100th of the company. The

Employees — Frequently Asked Questions
shareholders ownership interest in the company in the future may be diluted though if the company later issues more shares.
2. What does QLT do with the purchased shares?
QLT will cancel the shares thereby decreasing the number of shares outstanding.
3. Can I tender my stock options?
No. Remember that holding stock options, even if fully vested, is not the same as holding shares. Fully vested options must be exercised and shares purchased to be a shareholder.
You should evaluate this alternative carefully if you are considering this to determine if it would be advantageous based on, among other things, the stock option exercise price, the date of the stock option grant and the years left to exercise the options, the range of tender prices and the provision for pro-rata purchases by the company as described in the offer to purchase and issuer bid circular.
4. Can I tender my shares?
Yes. Employees who are registered shareholders of QLT stock are able to tender their shares. However, officers of QLT have all stated their intention not to tender their shares and so, after having stated that intention, should not do so.
None of QLT, any member of its Board, the dealer managers, the information agent or the depositary makes any recommendation to any shareholder as to whether to deposit or refrain from depositing any or all of such shareholder’s shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the offer, consult their own investment and tax advisors and make their own decisions whether to deposit shares and, if so, how many shares to deposit and, in the case of auction tenders, at what price or prices. Shareholders should carefully consider the income tax consequences of accepting the offer. See Section 15 of the Circular — “Income Tax Considerations”.
5. Does QLT intend to repurchase additional shares outside of this tender offer under the previously announced normal course issuer bid?
No. The normal course issuer bid, which we sometimes refer to as the “buyback” that QLT implemented in May 2005, has been terminated.